CE Franklin is a leading supplier of products and services to the energy industry. For over three-quarters of a century, CE Franklin customers have relied on our commitment to quality and customer service.

photo: copyright Suncor Energy Inc. Used with permission.

(1)  Prepared using Canadian GAAP. See page 60 for definition.

SHARES OF CE FRANKLIN TRADE ON THE TSX (CFT) AND NASDAQ (CFK) STOCK EXCHANGES.

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MESSAGE TO SHAREHOLDERS	5
OPERATIONS REVIEW	10
BOARD OF DIRECTORS & LEADERSHIP TEAM	24
MANAGEMENT‘ S DISCUSSION & ANALYSIS	28
FINANCIAL STATEMENTS & NOTES	52

For more than three-quarters of a century CE Franklin has been reliably supplying our customers with products and services, where and when they need them.

More than 3,000 customers in the oil and gas, oil sands, midstream, refining, petrochemical and non-oilfield related industries choose CE Franklin because of our extensive product choice, top notch customer service, on-time delivery, and competitive pricing. We distribute more than 25,000 products including pipes, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies, sourced from over 2,000 suppliers.

With 39 branches situated in towns and cities throughout Western Canada and a central Distribution Centre in Edmonton, CE Franklin is geographically positioned to efficiently serve all of Canada’s key oil and gas producing fields.

Our goal remains to strengthen shareholder value by building an efficient and service-oriented company with a dominant market share.

(millions of Canadian dollars, except per share amounts)	2011	2010	2009 (4)	2008 (4)	2007 (4)
Revenue	546.4	489.6	437.0	547.4	466.3
Gross profit	90.7	75.0	76.6	107.7	84.6
EBITDA(1)	22.6	12.5	12.4	35.8	25.7
EBITDA(1) as a% of sales	4.1%	2.5%	2.8%	6.5%	5.5%
Net income	14.3	5.9	6.3	21.7	13.6
Net income per share
Basic	0.82	0.34	0.36	1.19	0.74
Diluted	0.79	0.33	0.35	1.17	0.72
Balance sheet highlights (3)
Net working capital (2)	116.9	125.7	136.6	142.8	134.7
Bank operating loan and long-term debt	—	6.4	26.8	35.5	45.7
Shareholders’ equity	165.1	150.5	142.6	139.3	118.2
Weighted average shares outstanding (basic) (MM)	17.5	17.5	17.8	18.3	18.3

(1)	See Management’s Discussion and Analysis on page 32 for a detailed description of EBITDA, a non-GAAP measure.
(2)	Net working capital is defined as current assets less cash and cash equivalents, accounts payable and accrued liabilities, current taxes payable, note payable and other current liabilities.
(3)	As at December 31.
(4)	Prepared using Canadian GAAP. See page 60 for definition.

Forward-looking Statements

The information in this annual report may contain “forward-looking statements” within the meaning of applicable securities legislation. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management’s belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in the Management’s Discussion and Analysis (“MD&A”), including those found under the caption “Risk Factors”.

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2011 ANNUAL REPORT

2011: THE BIG PICTURE AT A GLANCE

SOLID OPERATING RESULTS

Earnings Per Share increased 141% year over year to $0.82 per share.

Revenues grew by $56.8 million compared to 2010.

Incremental flow-through to EBITDA was 17.8%, the result of price and operational discipline.

Cash on hand at December 31, 2011 was $15.8 million.

Profitable for nine consecutive years.

FOCUS ON CUSTOMER SERVICE

Supply chain efficiency is the catalyst to both customer service and operational profitability. In 2011, we focused on and improved our operational efficiency strategies in order to enhance customer satisfaction and create more time for our staff to service customers, helping to increase revenues.

We continue to work on maximizing fill rates, product cycle times, product quality and price competitiveness.

GROWTH

Our growth in 2011 came from improving our sales to our existing customers, growing our customer base, and diversifying into additional product lines we service.

Our branches had the largest year over year growth.

We have added expediting and logistics services to the product offering for our major projects, enhancing the value we offer to our customers.

Our mechanical service business improved its year over year revenues and profitability.

Our direct to customer model and our ability to be responsive to shifting customer activity ensures we are able to provide our customers the service level they require, while improving our own productivity.

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MESSAGE TO SHAREHOLDERS

TO OUR SHAREHOLDERS

We are pleased to report 2011 was a solid year for CE Franklin. As oil and gas market fundamentals slowly improved following last year’s challenging conditions, we leveraged our strong market position, efficient distribution system, and diversified product and service offerings to create positive value for all stakeholders. We are proud not only to have delivered strong operating results, but to have done so while maintaining our commitment to customer service and furthering our disciplined, long-term growth strategy.

Our revenues for 2011 were $546.4 million, up from $489.6 million the prior year. Revenues strengthened throughout the year, with the fourth quarter being $16.6 million higher than those posted in the first quarter. This quarterly improvement is a very positive leading indicator, as revenues are traditionally highest during winter drilling season early in the year. Our improving results reflect both the industry regaining traction and our company building further momentum on our diversification and market share growth strategies.

Our improving revenues and efficiency resulted in improved returns for our shareholders. In 2011, we generated net earnings of $14.3 million, up from $5.9 million in 2010 and a return on net assets of 12.7%.

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2011 ANNUAL REPORT

We continue to focus on actively pursuing our three proven growth strategies: growing our customer base, expanding our product lines and diversifying our end use markets.

While we are pleased to report strong revenues, we continue to face significant margin pressure. Over the last couple of years, weak natural gas prices have challenged E&P company economics, putting pressure on all supply chain costs. This negative pressure, combined with inconsistent pricing from competitors, has resulted in tighter average product margins. That said, by being disciplined in price management, leveraging our scale, introducing new products and adding more services, we expanded our year over year margin from 15.3% in 2010 to 16.6% in 2011.

We continued our share buy-back program under the Normal Course Issuers Bid, purchasing 3,102 shares in 2011, for a total of 618,581 shares since introducing the program in 2009. We have continued this program into 2012 and believe that purchasing our own stock provides good value.

OUR IMPROVING BUSINESS ENVIRONMENT BRINGS SUCCESS

Oil and gas industry activity levels that had started to accelerate in the latter half of 2010 picked up momentum through 2011, with the majority of activity focused on oil, oil sands and liquid rich natural gas plays. Well completions in 2011 were 14,471, an increase of 17.0% on a year over year basis. Average rig counts increased by 25.0% to 414 in 2011, up from 332 in 2010. Evidence of increasing confidence in the industry were the many stalled and postponed projects that were reactivated during the year.

Conventional and heavy oil economics were attractive at 2011 price levels, leading to moderate gains in momentum in oil sands project announcements. Driven by tight oil plays, noteworthy growth in industry activity through 2011 occurred in capital expenditure activity in eastern Alberta and southeast Saskatchewan.

Though the growth in the sector is promising, industry activity remains below five year averages and 31% below 2006’s industry peak, which saw well completions reach 20,926 and average rig counts reach 498. In particular, the natural gas market remained fragile due to North American production capacity and inventory oversupply. Natural gas capital expenditure activity is focused on the emerging shale gas plays in northeastern British Columbia and liquids rich gas plays in northwestern Alberta where CE Franklin has a strong market position.

Despite continuing global economic uncertainty, industry analysts are forecasting 2012 activity levels to remain relatively consistent with 2011.

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MESSAGE TO SHAREHOLDERS

OUR STRATEGY GENERATES RESULTS

We continue to focus on actively pursuing our three proven growth strategies: growing our customer base, expanding our product lines and diversifying our end use markets.

Our growth strategies have been effective over the last few years. In 2009 and 2010 CE Franklin remained profitable and continued to expand its customer and product base, despite the faltering oil and gas industry impacted by the uncertain global economy. In 2011 our results continued to improve as we built on our strategies and benefitted from the oil and gas industry’s returning confidence. As an example of our growing traction in the marketplace, our revenue per well completion approximately doubled what they were a decade ago.

Over the past five years we invested significantly in improved product distribution and project management infrastructure. Throughout this last year, we leveraged these investments to strengthen our market position, win customers, and improve supply chain and process efficiency. Our project management and expediting competence, and our ability to help customers procure more material mill direct, are strengths we are transferring back to our core business from our major projects group.

Our efforts to increase market share in both the conventional and oil sands markets are proving successful. We continue to gain an increasingly wide customer base and are growing our reputation for project management capability. Our major projects revenue increased on a year over year basis as we gained experience and marketplace credibility.

We continue to leverage our Edmonton based Distribution Centre to achieve efficiency gains. This allows us to free up man-hours at the branch level by creating and driving more efficiency in our distribution infrastructure through our load shifting processes. In 2011, more than $161 million in business was handled through our Distribution Centre and shipped directly to our customers. This centralized manufacturing style process not only improves customer satisfaction, it is increasing our profitability. In 2011 our salaries and benefits, measured as a percentage of revenue, were $2.8 million more efficient than the year previous.

The Distribution Center also continues to allow us to expand value-added service offerings such as our valve actuation and Fluid Control and Instrumentation (FC&I) product strategies, both of which saw impressive year over year growth again this year.

This centralization strategy will help us further standardize our products and services, which will shorten the time from order to delivery, improve customer satisfaction and loyalty, and grow our revenues.

In 2011 process and distribution efficiency gains allowed us to take on larger projects, and to manage several of these projects simultaneously. We anticipate these growth areas to result in additional business into the future.

One of our key strategies is to respond to changing market pressures. With customer service branches spread across all of western Canada’s key oil and gas producing areas, our geographic diversification is a major asset to customers and shareholders alike. Due to our improving efficiency, increasing use of our central Distribution Centre, and commitment to being cost effective and responsive to the industry’s changing needs, we streamlined our operations in 2011, ending the year with 39 strategically located branches.

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2011 ANNUAL REPORT

With our strong balance sheet and proven operating strategies, combined with improving oil and gas market fundamentals, CE Franklin is in an excellent position to take advantage of the opportunities that present themselves in 2012 and beyond.

We remain committed to planning for the future. As our business grew in 2011, our succession planning efforts over the last five years plan positioned us to bolster our management team. We are pleased to have promoted outstanding ding staff into key leadership roles, including regional management, director of sales, director of business development, VP and Chief Financial Officer, and VP of Supply Chain.

We continue to work collaboratively with Wilson Supply, a wholly owned US subsidiary of the world’s leading service company, Schlumberger Limited. Our cooperation with Wilson allows us to leverage each other’s capabilities and expertise to gain new customers and enhance product procurement efficiency.

LOOKING FORWARD

We are committed to being market leaders in terms of customer service, supply efficiency and product choice. Now and into the future, we are working diligently to be our customers’ first choice. We will continue to focus on building customer relationships, refining supply chain efficiencies and strengthening corporate sustainability.

We believe that the diversification and efficiency gaining strategies that buoyed us through the tough market conditions of 2009 and 2010 will provide strong incremental flow-through as the industry rebounds.

Our goal is to grow our business by leveraging our leading oilfield market position to expand our product and service offerings to the oil sands, midstream and other industrial end use markets.

As we look to the future, we believe that further centralization and load shifting will be critical to manage our staff’s workloads and ensure labour availability, thereby creating a positive employment experience for our team. As the labour market is expected to remain tight in Western Canada, being an employer of choice will be critical to our long-term success.

With our strong balance sheet and proven operating strategies, combined with improving oil and gas market fundamentals, CE Franklin is in an excellent position to take advantage of the opportunities that present themselves in 2012 and beyond.

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MESSAGE TO SHAREHOLDERS

THANKS TO OUR TEAM

Our success couldn’t happen without the hard work and commitment of our 469 passionate and professional staff members. It is each individual employee’s efforts that provide the face of CE Franklin to our customers. would like to personally thank each member of our team for their ongoing dedication, as well as their willingness to support and drive our strategies and take on the varied challenges of our business.

In June 2011, we had a change within our management team. Derren Newell, previously CE Franklin’s Controller, was promoted to Chief Financial Officer when Mark Schweitzer, our past CFO, moved on to an E&P opportunity. We thank Mark for his commitment to CE Franklin over the years, and are pleased that he has remained a CE Franklin shareholder. Derren has stepped confidently into the CFO role.

I would also like to thank Kjell-Eric Oestdahl, Vice President of Operations for Schlumberger Limited, for his support and commitment to the CE Franklin Board of Directors between October 2010 and June 2011. I welcome Mr. Dharmesh Prasad, Global Materials Manager of Schlumberger Limited, who replaced Mr. Oestdahl on our board.

We also appreciate the ongoing guidance and support of our other board members: Michael Hogan, John Kennedy (President of Wilson Supply, a distribution unit of Schlumberger), Robert McClinton, Bradley Thompson, and Keith Turnbull.

Thanks are also due to our operating, supply and financial partners for their continued support, and to our many shareholders for believing in CE Franklin’s value.

Finally, I’d like to thank our more than 3,000 customers for trusting us with your business.

With our supportive team of employees, board members, industry partners and customers, I am confident and looking forward to 2012.

Sincerely,

Michael S. West,

President and Chief Executive Officer

February 2, 2012.

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2011 ANNUAL REPORT

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OPERATIONS REVIEW

Take a closer look at our BIG PICTURE

At CE Franklin, we are proud of the value we deliver to all of our stakeholders. CE Franklin has been in business for more than three-quarters of a century and we are one of the energy industry’s largest suppliers. Our focus on the big picture leads to opportunity and success for each of our stakeholders – from customers and communities to staff and shareholders.

First and foremost, we are committed to our customers, recognizing that they are the backbone of our business. We continue to win new customers and retain existing ones because of our superior quality parts, solutions oriented customer service and ongoing investment in distribution efficiency. We know that our long-term business success is based on the relationships we build, and we are committed to making each transaction positive for everyone. Every customer is valued, and we are proud of the many relationships that span decades.

We are also committed to our shareholders. To operate in this competitive business, we must provide solid returns for our investors. Our reputation, distribution efficiency, diversification and forward thinking continue to set us apart from our competitors, allowing us to outperform market activity.

We believe in transparency and open dialogue with all stakeholders. Good corporate governance is a high priority for us, and we consistently meet or exceed all reporting requirements of publicly traded companies. We are focused on maintaining a healthy balance sheet, as it is through financial strength that we can best meet the unique needs of each stakeholder.

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2011 ANNUAL REPORT

Look closer at our Customer Service

We reliably supply our customers with over 25,000 products where and when they are needed.

Above: (right) Tony Parsons, CE Franklin Fort McMurray, with (left) Clay Budgell, Suncor Energy

Right: Rodney Easson and Tony Parsons, Fort McMurray.

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OPERATIONS REVIEW

Our customers depend on us as a one-stop supplier for all their oil and gas production and other industrial supplies. Over three-quarters of a century, our name has become synonymous with:

QUALITY PARTS
CE Franklin consistently provides quality products sourced from an extensive range of proven and reliable international suppliers. All of our suppliers and our more than 25,000 regularly stocked products meet rigorous excellence standards, and we stand confidently behind each and every sale.

COMPETITIVE PRICING
We are committed to fair pricing, recognizing that our success hinges on our customers’ success. Our reasonable prices are made possible due to the years we have spent honing effective distribution channels. Our experience enables us to leverage our supply chain, accelerating our asset velocity and ensuring our products are delivered cost effectively.

KNOWLEDGE
We are more than a supplier of products: we are proud to be a partner in our customers’ projects, helping them through some of the toughest hurdles in decision making, design and coordination. Our technical expertise extends from bottom hole pump repair, to pumping well equipment design and performance evaluation; from valve actuation solutions to product standardization. With this knowledge base our customer service is second to none.

TIMELINESS
We have developed distribution processes that ensure we deliver products and services to our customers on time. With 39 branches across all of western Canada’s key oil and gas producing regions, and a central Distribution Centre in Edmonton, our network reach means we can consistently help our customers execute their capital and operations programs efficiently across all of their operating locations.

ADAPTABILITY
More than seventy-five years of experience have given us the foundation and vision necessary to look forward to the future. We are committed to changing and adapting our services as our customers require. We will continue to diversify into additional product lines and service offerings in order to serve both new and existing customers to the best of our capability. This diversification will also enhance our resiliency towards the volatility of the oil and gas market, allowing us to respond efficiently to the ever-changing needs of our customers.

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2011 ANNUAL REPORT

CE Franklin’s successful distribution system separates us from the competition. In 2011 we invested significant time improving our Distribution Centre processes and order flow to support the significant increase in our direct to customer supply infrastructure.

Our central Distribution Centre (DC) in Edmonton is the largest in the Canadian oilfield supply industry and is the central hub of our 39 branches. It continues to be a success, and in 2011 the DC moved $161.2 million in inventory directly to customers. Reducing branch-level handling of parts and supplies has decreased our per transaction cost, improved our asset and order fulfillment efficiency, and increased our bottom line gain per revenue dollar. Shipping directly to customers frees up our front-line staff so that they are able to commit more time to new customer capture and customer service.

Efficiency, both in terms of processes and supply, is a key priority that continues to generate impressive results. Our overall efficiency significantly improved with our efforts to leverage our DC to automate operations, improve communications and streamline logistics. Our focus on “load shifting” to our DC ensures that we provide consistent service despite seasonal, project and industry demand fluctuations.

Look closer at the CE Franklin difference

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OPERATIONS REVIEW

Our reputation continues to grow beyond expediting supplies.

We are becoming increasingly known for our planning and management capabilities towards various major projects. Our expanded major product offering includes expediting and logistics services, supporting core product sales and enhancing the value we offer to our customers. Looking forward, we will continue to expand our project management execution capability.

We continue to seek out value-added opportunities to grow our business. Our Fluid Control and Instrumentation (FC&I) product strategy, launched in 2009, once again achieved year over year growth, and is already realizing a profitable return on investment.

The biggest component of our FC&I strategy is our valve actuation service, where our highly skilled staff build complete valve and actuator packages. This service allows us to provide customers with faster order turn-around times, allowing us to better meet the needs of our customers. We are pleased with the growth of this business component through 2011, that positively impacted our revenue stream.

…value beyond expediting supplies

Edmonton DC

133,000 sq ft warehouse

10-acre pipe yard on site and 12-acre pipe yard off site

FC&I valve actuation service

Integrated paint shop

Five-tonne crane to accommodate large material requirements

Dedicated material coordination for major projects and direct-to-customer capability

Left: Edmonton DC

Right: (l to r) Dan Cronin and Hugh Flesher, Fluid Control and Instrumentation, Edmonton DC

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2011 ANNUAL REPORT

Look closer at our Dedicated Staff

Above, from top: Rodney Easson,
Violet Parsons, Amanda Scott
Right: Jolan Pressling,
CE Franklin, Fort McMurray branch

We are known in the industry for our quality customer service; a reputation exemplified by our CE Franklin team. We appreciate that every person on our team represents the hands and voice of CE Franklin’s Mission and Operating Values, as well as our operational strategies, goals, and priorities. We believe that supporting our staff is a critical long-term investment.

We value our employees’ expertise and are committed to helping them deliver superior customer service, optimal operational efficiency, and maximized shareholder value. To this end, we offer frequent formal, and less formal, on-the-job training opportunities, as well as industry leading operational systems.

We also recognize that engaged employees focus on growth, both for the company as a whole and for their own career development. Therefore, we are committed to succession planning and career mapping, and believe in promoting from within whenever possible.

In order to hire and retain the best staff, we work hard to remain an employer of choice. Our staff receive competitive compensation, reward programs and benefits, including a profit-share program that aligns employee and shareholder interests. We continually evaluate our total compensation package to meet the changing needs of our employees.

At CE Franklin, communicating openly and regularly with our staff is a high priority. We are committed to listening to our employees, and based on their feedback over the past year are pleased to have made some very positive steps forward.

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2011 ANNUAL REPORT

Our Commitment to Safety and our Environment

At CE Franklin safety is a top priority. Keeping in mind the health and well-being of our employees, customers, partners and environment, we continually strive to better the productiveness and safety of our workplaces and practices. Our work is important, certainly, but never so important to risk damage to self, others or the surrounding environment.

We run our operations according to the highest standards of quality and safety. Our Distribution Centre, Fort McMurray and Calgary branches have implemented ISO 9001-2008, the top global standard for quality management systems. All of our other branches maintain this commitment to quality. We operate according to the industry safety practices outlined in the IRP-16, a management system created by the petroleum industry. We are also an accredited member of the Partners in Injury Reduction, a collaborative initiative with the Workers’ Compensation Board.

When it comes to safety, we aim for a zero incident record. Over 2012, we will spend additional time reviewing and improving our processes, and communicating our expectations to each member of our staff.

Our “4 Life” health, safety, environment and quality program emphasizes employee participation and involvement to produce continuous improvement and sustainable results. This program prioritizes hazard identification, recognizing that it is everyone’s responsibility to be aware of potential accident triggers.

At CE Franklin, we believe that well-trained employees are safer employees. To that end, we invest significant time and resources in educating our team about safe work practices. We are pleased that our Alberta branches have all achieved the Petroleum Industry Training Service’s Certificate of Recognition for their employee education efforts.

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2011 ANNUAL REPORT

Your Community is Our Community

Building strong communities is a key component of CE Franklin’s operating values. We are committed to being a good neighbour and valued partner in all of the communities where we operate, through our actions and commitment to safety, our environmental responsibility and our personal involvement.

In both employee time and corporate dollars, we support numerous community projects and more than 100 charities, including the Calgary Health Trust, Canadian Diabetes Association, Alberta Lung Association, Canadian Cancer Society, MS Society of Canada, and the United Way.

CASTING FOR LIFE

CE Franklin is a supporter of Casting for Life, which provides physical, spiritual and emotional support to breast cancer survivors, through the sport of fly fishing and the art of fly tying.

Participant Pamela McLeod with her guide –

CE Franklin’s very own Mark Blessman

I became a Buddy for Casting for Life the same year Mark did in 2003 and for the same reason; the love of fly fishing. I was totally hooked on this organization and knew I had to get more involved!

It always amazes me how brave our participants are for just simply showing up for a weekend they know little about. Our Buddies come out on Saturday and each takes a participant out on the river for an afternoon of fly fishing in one of the most beautiful settings in the world! By Saturday night everyone is regaling the afternoon adventures, friendships have been forged and of course a few ‘fish’ stories are told! Some speak of their Buddy and how wonderful they were on the river. The son of one of our participants came out to be a Buddy the following year after his Mom came through our program and he let us all know how the Casting for Life weekend gave his family their Mom back! There wasn’t a dry eye in the place after that speech!

Whether sponsor, director, volunteer, buddy or participant, we have all had an important impact on each other’s lives and come away feeling richer for having had the experience.

– Kathy Hamilton, Director of Casting For Life

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OPERATIONS REVIEW

ATHLETE AMBASSADORS

CE Franklin is proud to sponsor world-class Canadian athletes. They include world speedskating champions and Olympians, Christine Nesbitt and Denny Morrison; Canada’s leading heptathlete and 2012 Olympic contender, Jessica Zelinka; and professional chuckwagon driver, Codey McCurrach.

In 2011, we put our support behind another Canadian internationally-ranked track and field athlete: Sam Effah. Watch for Sam and Jessica on their road to the 2012 Olympics in London.

We look forward to watching Codey in July, as he has qualified to compete in the 2012 Calgary Stampede.

This year Christine made us very proud when she won the World Cup Silver all-round medal, three individual World Cup gold medals, and received the Canadian Sport Award for Female Athlete of the Year. She also set a new world record in the 1000m on January 28, 2012.

We are inspired by the passion of our athletes and proud that they are part of the CE Franklin team!

Denny Morrison, Speedskater

2010 Olympic Gold Medalist

2008 World Champion

Hometown: Fort St. John, BC

Codey McCurrach

Professional Chuckwagon Driver

Qualified for 2012 Calgary Stampede

2007 WPCA Rookie of the Year

Hometown: Eckville, AB

Christine Nesbitt, Speedskater

2010 Olympic Gold Medalist

2011 World Silver Medalist

World Cup Gold Medalist

Hometown: London, ON

Jessica Zelinka, Heptathlete

Watch for Jessica in the 2012

Olympics in London!

Won Silver at the 2010

Commonwealth Games

Pan American Games Gold Medalist

Hometown: London, ON

Meet Sam Effah
Fourth fastest Canadian ever: ran the100m in 10.06 seconds in July 2010

2X Canadian National 100m Champion

Fastest man in Canadian University History(60m CIS record holder)

Fifth at the IAAF World Championships in Athletics in August 2009

Student at the University of Calgary Haskayne School of Business

Hometown: Calgary, Alberta

“I am proud to be an athlete ambassador to CE Franklin, a reputable company that values integrity, trust, service, community and performance. I strive to live up to these standards in my own training and competition. I’m grateful to have CE Franklin’s support, and confident that with their continued support I will represent Canada at the upcoming summer Olympics in London, England.”

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2011 ANNUAL REPORT

CE FRANKLIN 3-ON-3 CHALLENGE

In September we proudly hosted the Second Annual CE Franklin 3-on-3 Challenge, in partnership with the Calgary Health Trust. We are proud to have the support of our Honorary Chair Craig Conroy, Assistant to the General Manager of the Calgary Flames. This amateur hockey round-robin tournament engaged many of our staff, suppliers, and industry colleagues, as well as many NHL alumni. The one day fundraiser netted a total of $201,000, which exceeded 2010 by $46,000. All proceeds went towards the purchase of state-of-the-art equipment for the neonatal intensive care units at Foothills Medical Centre, Rockyview General Hospital and Peter Lougheed Centre in Calgary. We were delighted by the enthusiasm of our participants and volunteers, and are inspired to grow this tournament in future years. We hope you’ll join us on September 8, 2012!

Fusion Valve repeats as 2011 CE Franklin 3-on-3 Champions!

Photos this page courtesy Calgary Health Trust

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OPERATIONS REVIEW

Our Mission

CE Franklin will be the market leader in the supply of products, services and solutions to the energy industry.

We will achieve leadership by delivering superior customer service through our people, our performance and our partnerships.

Our Operating Values

We adhere to the highest ethical standards.

     Credibility

We say what we mean and do what we say.

     Performance

We are committed to excellence in everything we do; we strive for continuous improvement; we are passionate about exceeding expectations.

     Teamwork

We achieve success by working as a team.

     Service Ethic

We are driven by the needs of our customers, both external and internal; they are met by interested, competent, passionate individuals. Our success depends upon that of our customers.

     Trust

We trust, respect and support each other and we strive to earn the trust of our colleagues and partners.

     Responsibility

We take responsibility as individuals and as teams for our actions and we hold ourselves accountable.

     Community

We belong and contribute to the communities that we operate within through our actions and commitment to safety, our environmental responsibility and our personal involvement.

“SHARED SUCCESS”

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2011 ANNUAL REPORT

BOARD OF DIRECTORS

ROBERT MCCLINTON

Mr. McClinton was elected to the Board in 2006, and appointed Chairman in 2008. Robert McClinton, a Chartered Accountant, has been an independent business consultant since April 2005. From September 2007 to October 2008, he served as Chief Financial Officer of CEP International Petroleum Ltd., a private company. Mr. McClinton was a major shareholder and President & CEO of BMP Energy Systems (“BMP”) from 1992 to 2005, when BMP was sold to a public company. During the 10 years prior to joining BMP, Mr. McClinton served as director and senior financial officer of Canadian Turbo Inc. He began his career in 1969 with Deloitte & Touche in Northern Ireland, where he obtained his Chartered Accountant designation before immigrating to Canada in 1974. Mr. McClinton is a member of the Alberta and Canadian Institute of Chartered Accountants and the Institute of Corporate Directors (“ICD”).

MICHAEL J.C. HOGAN

Mr. Hogan was appointed to the Board in 2006. He is a business consultant and 30 year veteran of the electric power industry. He is President and CEO of Enact Power Ltd., providing business development support to companies pursuing electric power investment in Canada and internationally. From 1995 to 1998, Mr. Hogan was President and CEO of SaskPower Commercial Inc., the international development arm of SaskPower. He is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA) and the ICD. Mr. Hogan has also completed the Director Education Program and holds the ICD.D designation.

JOHN J. KENNEDY

John Kennedy was appointed to the Board in 1999. He is President of Wilson Supply, a distribution unit of Schlumberger. Previously, Mr. Kennedy was Senior Vice President and Chief Financial Officer of Smith International, the prior parent of Wilson. He has worked in the energy industry for over 30 years in various executive and management positions. He is a member of several professional bodies in both the United Kingdom and United States, including the Energy Institute, the Association of Corporate Treasurers, the ICD, and is a member of the board of directors of the Petroleum Equipment Supplier Association.

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BOARD OF DIRECTORS

DHARMESH PRASAD

Mr. Prasad was appointed to the Board on June 15, 2011. He is the Global Materials Manager for Schlumberger. In this role he is responsible for advising on the strategic and tactical direction for inventory management and distribution and consolidation and optimization of warehouses across the company. Previously, he was the Marketing Strategist for the Reservoir Production Group from January 2008 to December 2010, a role in which he worked on Mergers and Acquisitions. Mr. Prasad has held various Operations Management, Marketing and Technology, and HR Management roles since he joined Schlumberger as a Field Engineer in 1986. He has worked in 10 different countries. In Canada, he is a member of the ICD.

BRADLEY J. THOMSON

Mr. Thomson was appointed to the Board in April 2010. He is a Chartered Accountant and business consultant, with over 25 years of diverse experience as a senior executive and corporate director in the energy services industry, including natural gas marketing, trading and transportation, oilfield services, and electricity generation, transmission and telecommunications. From 2004 to 2009 (and from 1994 to 1998), he was a member of the senior executive team of TransCanada Corporation. Mr. Thomson also held senior positions with Northridge Canada Inc. and KPMG LLP’s (“KPMG”). He is a member of the Alberta and Canadian Institute of Chartered Accountants and the ICD, and holds the ICD.D designation.

KEITH S. TURNBULL

Mr. Turnbull was appointed to the Board in April 2010. He is a Chartered Accountant and business consultant. He retired as a Partner from KPMG in 2009, after nearly 30 years of service. Mr. Turnbull has extensive experience in all aspects of public company accounting and finance matters, including serving as Office Managing Partner at KPMG’s Calgary office, where he was responsible for the strategic direction and growth of the Calgary practice, as well its audit, tax and advisory business. Mr. Turnbull is a member of the Alberta and Canadian Institute of Chartered Accountants and the ICD.

MICHAEL S. WEST

Mr. West is President and Chief Executive Officer of CE Franklin. He was appointed President and Chief Executive Officer and to CE Franklin’s Board of Directors in January 2002. Mr. West has held executive positions in the oilfield supply and distribution business for 15 years. Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive aftermarkets industry. He is a member of the ICD.

CE FRANKLIN LTD.	25

2011 ANNUAL REPORT

 LEADERSHIP TEAM

MICHAEL S. WEST

President and Chief Executive Officer

Mr. West was appointed President and Chief Executive Officer and to CE Franklin’s Board of Directors in January 2002. Mr. West has held executive positions in the oilfield supply and distribution business for 15 years. Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive aftermarkets industry.

DERREN J. NEWELL

Vice President and Chief Financial Officer

Mr. Newell, previously Financial Controller with CE Franklin, was appointed Vice President and Chief Financial Officer in June 2011. Prior to joining CE Franklin, Mr. Newell was the Vice President Finance and Chief Financial Officer of a group of wind power companies. He has over 15 years experience in the distribution, oil and gas and energy industries.

MERV G. DAY

Senior Vice President, Business Development

Mr. Day joined CE Franklin in 2008. Prior to joining CE Franklin, Mr. Day was President of a major Canadian valve manufacturer. He has over 30 years experience in the manufacturing and distribution of valves, pipe, fittings and instrumentation in the Canadian and international energy industry.

JAMES E. BAUMGARTNER

Vice President, Commercial Strategies

Prior to joining CE Franklin in 2001, Mr. Baumgartner was the General Manager for a competitor in the oilfield and industrial project supply distribution business. He has over 30 years experience in the distribution of pipe, valves and fittings to the energy industry in Canada as well as internationally. James is also responsible for leading our major projects team at CE Franklin.

26	CE FRANKLIN LTD.

LEADERSHIP TEAM

RONALD L. KOPER

Vice President, Business Effectiveness

Mr. Koper joined CE Franklin in 2000. Over the last 27 years he has worked with a variety of large and mid-sized corporations in the human resources and organizational development profession. Mr. Koper graduated from the University of Calgary in 1984 with a Bachelor of Commerce degree.

TIMOTHY M. RITCHIE

Vice President, Strategic Execution

Mr. Ritchie began his career with Franklin Supply in the field over 18 years ago and has progressively taken on more senior roles within the Company, such as Vice President, Operations and Vice President, Sales. Mr. Ritchie graduated from the University of Lethbridge with a Bachelor of Arts in 1993 and in 2000 earned his MBA from the University of Calgary.

RODERICK H. TATHAM

Vice President, Operations

Mr. Tatham is responsible and accountable for CE Franklin’s overall operational performance. Prior to joining CE Franklin in 2002, he worked in various management capacities including Business Process & Design, Quality, Branch Management and Materials Management.

BARRY C. SCHELLENBERG

Vice President, Supply Chain

Mr. Schellenberg is Vice President, Supply Chain and has been with CE Franklin since 2009. Since joining CE Franklin, Mr. Schellenberg has taken on roles of progressive responsibility including Regional Operations and Director of Strategic Execution. Prior to joining CE Franklin, Mr. Schellenberg was Vice President at DHL and has held senior management positions with United Parcel Services. He has over 20 years of progressive experience in logistics and distribution.

CE FRANKLIN LTD.	27

2011 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at February 2, 2012

The following Management’s Discussion and Analysis (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance and position during the periods presented and significant trends that may impact future performance of CE Franklin and should be read in conjunction with the audited comparative consolidated financial statements of CE Franklin and the related notes thereto.

All amounts are expressed in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except where otherwise noted. The December 31, 2011 consolidated financial statements are the Company’s first financial statements prepared under IFRS. Consequently, the comparative figures for 2010 and the Company’s statement of financial position as at January 1, 2010 have been restated from accounting principles generally accepted in Canada (“Canadian GAAP”) to comply with IFRS. The reconciliations from the previously published Canadian GAAP financial statements are summarized in Note 4 to the consolidated financial statements and there were no material differences. In addition, IFRS 1 on first time adoption allows certain exemptions from retrospective application of IFRS in the opening statement of financial position. Where these exemptions have been used they have also been explained in Note 4 to the consolidated financial statements.

OVERVIEW

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies, primarily to the oil and gas industry in Canada through its 39 branches situated in towns and cities that serve oil and gas fields of the Western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, midstream, refining, petrochemical and non-oilfield related industries such as forestry and mining.

The Company’s branch operations service over 3,000 customers by providing the right materials where and when they are needed, and for the best value. Our branches, supported by our centralized Distribution Centre in Edmonton, Alberta, stock over 25,000 stock keeping units sourced from over 2,000 suppliers. This infrastructure enables us to provide our customers with the products they need on a same day or overnight basis. Our centralized inventory and procurement capabilities allow us to leverage our scale to enable industry leading hub and spoke purchasing, logistics and project execution capabilities. The branches are also supported by services provided by the Company’s corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection, and other business services.

The Company’s common shares trade on the TSX (“CFT”) and NASDAQ (“CFK”) stock exchanges. Schlumberger Limited (“Schlumberger”), a major oilfield service company based in Paris, France, owns approximately 56% of the Company’s shares.

28	CE FRANKLIN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS STRATEGY

The Canadian oilfield equipment supply industry is highly competitive and fragmented. There are approximately 230 oilfield supply stores in Canada which generate annual estimated sales of $2 billion to $3 billion. CE Franklin competes with three other large oilfield product distributors and with numerous local and regional distributors as well as specialty equipment distributors and manufacturers. The oilfield equipment market is part of the larger industrial equipment supply market, which is also serviced by numerous competitors. The oil sands and niche industrial product markets are more specialized and solutions oriented and require more in-depth product knowledge and supplier relationships to service specific customer requirements.

Oilfield equipment distributors compete based on price and level of service. Service includes the ability to consistently provide required products to a customer’s operating site when needed, project management services, product expertise and support, billing and expenditure management services, and related equipment services.

Demand for oilfield products and services is driven by the level of capital expenditures in the oil and gas industry in the Western Canadian sedimentary basin as well as by production related maintenance, repair and operating (“MRO”) requirements. MRO demand tends to be relatively stable over time and predictable in terms of product and service requirements and typically comprises 40% to 50% of the Company’s annual sales. Capital project demand fluctuates over time with oil and gas commodity prices, which directly impacts the economic returns realized by oil and gas companies.

The size, scope, and product mix of each order will affect profitability. Local walk-in relationship business with smaller orders or more specialized products will typically generate higher profit margins compared to large project bids for alliance customers where the Company can take advantage of purchasing volume discounts and longer order lead times. Larger oil and gas customers tend to have a broader geographic operating reach requiring multi-site service capability, conducting larger capital projects, and requiring more sophisticated billing and project management services than do smaller customers. The Company has entered into a number of formal alliances with larger customers where the scale and repeat nature of business enables efficiencies which are shared with the customer through lower profit margins.

Barriers to entry in the oilfield supply business are low with start-up operations typically focused on servicing local relationship based MRO customers. To compete effectively on capital project business and to service larger customers requires multi-location branch operations, increased financial, procurement, product expertise and breadth of product lines, information systems and process capability.

The Company’s 39 branch operations provide substantial geographic coverage across the oil and gas producing regions in Western Canada. Each branch services and competes for local business and services the Company’s alliance customers supported by centralized support services provided by the Company’s Distribution Centre and corporate office in Calgary. The Company’s large branch network, coupled with its centralized capabilities enables it to develop strong supply chain relationships with suppliers and provides it with a competitive advantage over local independent oilfield and specialty equipment distributors for large alliance customers who are seeking multi-location, one stop shopping, and more comprehensive service. The Company’s relationship with Wilson Supply, a leading oilfield equipment distributor operating in the United States, and a wholly owned subsidiary of Schlumberger, enables it to provide North American solutions to its customer base and provides increased purchasing scale with equipment suppliers.

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2011 ANNUAL REPORT

THE COMPANY IS PURSUING THE FOLLOWING STRATEGIES TO GROW ITS BUSINESS PROFITABLY:

Expand the reach and market share serviced by the Company’s distribution network. The Company is focusing its sales efforts and product offering on servicing complex, multi-location needs of large and emerging customers in the energy sector. Organic growth may be complemented by selected acquisitions.

Expand production equipment service capability to capture more of the product life cycle requirements for the equipment the Company sells such as downhole pump repair, oilfield engine maintenance, well optimization and onsite project management. This will differentiate the Company’s service offering from its competitors and deepen relationships with its customers.

Expand oil sands, industrial project and MRO business by leveraging our existing supply chain infrastructure, product, and major project expertise.

Increase the resourcing of customer project sales quotations and order fulfillment services provided by our Distribution Centre to augment local branch capacity to address seasonal and project driven fluctuations in customer demand. By doing so, we aim to increase our capacity flexibility and improve operating efficiency while providing consistent customer service.

STRATEGY ACCOMPLISHMENTS

In the spring of 2008, the Company moved into a new 153,000 square foot Distribution Centre and nine acre pipe yard located in Edmonton, Alberta. The new Distribution Centre provided a 76% increase in functional warehousing capacity over our previous facility, increasing our capability to support and grow sales through our branch network. The larger facility also enabled us to increase the Company’s central project execution capability and processes, to service larger projects and ship direct to customers, avoiding double handling of material by branches.

In June of 2009, the Company increased its market share, customer base, and branch network through the acquisition of a Western Canadian oilfield supply competitor (the “Acquired Business”). The Acquired Business operated 23 supply stores of which 18 stores were proximate to existing Company branches and were integrated. The remaining 5 operations were focused in the eastern Alberta heavy oil corridor, and have extended the Company’s distribution network reach. Total oilfield supply sales have increased an estimated 15% as a result of the acquisition. The Company’s Fort St. John and Lloydminster branches moved to larger locations during the year, increasing capacity to service customer requirements in these important markets. Sales to oil sands customers increased for the fifth year in a row, reaching a record $64.5 million in 2009, comprising 15% of total Company sales. The Company added process automation products to its product line and opened a valve actuation centre at our Edmonton Distribution Centre to broaden the spectrum of solutions the Company provides to existing oilfield, oil sands, and other industrial customers, and enhancing its ability to attract new customers. The Company recruited new product, operations, and supply chain expertise into the organization to advance its strategies.

In 2011 and 2010, the Company made advances in the central resourcing of project work by processing $161.2 million (2010 - $99.3 million) of sales orders through our Edmonton distribution centre, representing 29% (2010 – 20%) of total Company sales. This enabled us to service the 12% year over year increase in sales (2010 – 12% increase). In 2011 and 2010, the Company has continued to grow its valve actuation business.

30	CE FRANKLIN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS OUTLOOK

CE Franklin’s revenues are expected to increase modestly in 2012 as the oil and gas industry activity levels remain relatively consistent with 2011 levels. Natural gas prices remain depressed as North American production capacity and inventory levels continue to dominate demand. Natural gas capital expenditure activity is focused on the emerging shale gas plays in northeastern British Columbia and liquid rich gas plays in northwestern Alberta where the Company has a strong market position. Conventional and heavy oil economics are attractive at current price levels leading to increased activity in eastern Alberta and southeast Saskatchewan. We expect oil sands project announcements will continue at current levels, assuming current oil price levels are maintained. Approximately 50% to 60% of the Company’s total revenues are driven by our customers’ capital expenditure requirements.

Gross profit margins are expected to remain under pressure as customers that produce natural gas focus on reducing their costs to maintain acceptable project economics and due to continued aggressive oilfield supply industry competition as industry activity levels remain below the last five year average. The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company’s strong financial and competitive positions should enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships, and capability to service additional oil and gas and other industrial end use markets.

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2011 ANNUAL REPORT

OPERATING RESULTS
The following table summarizes the consolidated results of operations of the Company for the last two years:

(in millions of Cdn. dollars except per share data)
Years Ended December 31,	2011		2010
	Amount	%	Amount	%
Revenue	$546.4	100.0%	$489.6	100.0%
Cost of sales	(455.7)	(83.4)%	(414.6)	(84.7)%
Gross profit	90.7	16.6%	75.0	15.3%
Selling, general and administrative expenses	(68.7)	(12.6)%	(62.6)	(12.8)%
Foreign exchange gain and other	0.6	0.1%	0.1	–
EBITDA (1)	22.6	4.1%	12.5	2.5%
Depreciation	(2.5)	(0.4)%	(2.5)	(0.5)%
Interest	(0.5)	(0.1)%	(0.7)	(0.1)%
Income before taxes	19.6	3.6%	9.3	1.9%
Income tax expense	(5.3)	(1.0)%	(3.4)	(0.7)%
Net income	14.3	2.6%	5.9	1.2%

Net income per share
Basic (Cdn. $)	$0.82		$0.34
Diluted (Cdn. $)	$0.79		$0.33
Weighted average number of
shares outstanding (000’s)
Basic	17,501		17,499
Diluted	18,188		18,000

(1) EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a supplemental measure that is not part of generally accepted accounting principles (“GAAP”). EBITDA is used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and depreciation expenses. Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures. Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes. Depreciation expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales. Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability. EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. A reconciliation of EBITDA to Net income is provided within the table above. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by IFRS. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

2011 COMPARED TO 2010

Net income for the year ended December 31, 2011 was $14.3 million, an increase of $8.4 million (142%) compared to 2010, as industry activity levels improved year over year. Well completions in 2011, rose by 17% compared to 2010 as the industry was focused on oil, oil sands and liquid rich natural gas plays. Revenues increased by 12% to $546.4 million, as both capital project and maintenance repair and operating sales increased year over year. Gross profits increased by $15.7 million (21%) due to the impact of higher sales and increased vendor rebates from increased purchasing levels. SG&A costs increased by $6.1 million (9.7%) to $68.7 million in 2011 as compensation costs and operating costs have increased in response to higher activity levels. Income tax expense increased by $1.9 million as a result of higher pre-tax earnings in 2011. The weighted average number of shares outstanding (basic) during 2011 was consistent with the prior year as the rise in the share price during the last year has limited the activity occurring under the normal course issuer bid program. Net earnings per share (basic) was $0.82 in 2011, a 141% increase from 2010, consistent with the increase in net income.

32	CE FRANKLIN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOURTH QUARTER RESULTS

Net earnings for the fourth quarter of 2011, were $4.5 million, an increase of $2.9 million from the fourth quarter of 2010. Revenues for the fourth quarter of 2011 were $154.3 million, an increase of $18.7 million (14%) from the fourth quarter of 2010. Well completions decreased 9% compared to the fourth quarter of 2010 as the fourth quarter of 2010 was a busy quarter and those activity levels carried into 2011, while the fourth quarter 2011 slowed down slightly due to lower natural gas activity. Capital project business revenue grew $6.8 million year over year due to the improved industry activity levels. Gross profits increased by $4.8 million (23%) due to the increase in revenues and improved gross profit margins year over year. Average gross profit margins in the fourth quarter of 2011 were lower than the third quarter of 2011 due to more pipe flange and fitting sales to lower margin alliance customers. Average gross profit margins for the fourth quarter of 2011 were higher than the fourth quarter of 2010 as increased purchasing levels contributed to higher volume rebates. SG&A expenses increased by $0.8 million (5%) to $17.5 million for the quarter as compensation and operating costs have increased in response to higher revenue levels. Fourth quarter earnings for 2010 included a $0.7 million after tax charge associated with the elimination of the stock option cash settlement mechanism, as discussed in the capital stock section below. The Company also recorded an unrealized foreign exchange loss of $0.8 million in the quarter on foreign exchange contracts used to manage currency exposure on US denominated product purchases, which partially reversed a previously recognized unrealized gain on these contracts. The weighted average number of shares outstanding during the fourth quarter was consistent with the prior year period as the rise in share price during the last year limited the activity occurring under the normal course issuer bid program. Net earnings per share (basic) was $0.26 in the fourth quarter of 2011, compared to net earnings of $0.09 per share in the fourth quarter of 2010.

A more detailed discussion of the Company’s annual results from operations is provided below:

REVENUES

Revenues for 2011 increased by $56.8 million or 12% from 2010 to $546.4 million. Oil and gas commodity prices are a key driver of industry capital project activity as product prices directly impact the economic returns realized by oil and gas companies. The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects. Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a general indicator of energy industry activity levels. Average drilling rig counts are also used by management as a leading indicator of industry activity levels as the number of rigs in use ultimately drives well completion requirements.

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2011 ANNUAL REPORT

The table below provides well completion, rig count and commodity price information for the last two years:

	As at December 31	Average for the years ended December 31
	2011	2011	% change	2010	% change
Gas - Cdn. $/gj (AECO spot)	$2.64	$3.63	(9)%	$4.00	1%
Oil - Cdn. $/bbl (Synthetic Crude)	$103.61	$102.63	27%	$80.57	17%
Average rig count	489	414	25%	332	54%
Well completions:
Oil	n/a	10,022	53%	6,541	105%
Gas	n/a	4,449	(24)%	5,873	16%
Total well completions	n/a	14,471	16%	12,414	50%

Average statistics are shown except for well completions.

Sources: Oil and Gas prices – FirstEnergy Capital Corp.; Rig count data – CAODC; Well completion data – Daily Oil Bulletin

Gas prices have been depressed in 2010 and 2011, down significantly from average prices realized in 2008 while oil prices have recovered from lows experienced during the first half of 2009. Oil and gas producers have responded to the relative change in oil and gas prices during this period by shifting their focus from gas to oil projects. Gas well completions comprised 31% of total Canadian industry well completions in 2011, down from 70% in 2008. Customers have also increased the amount of competitive bid activity used to procure the products they require in an effort to reduce their costs. The Company is addressing these industry changes by pursuing initiatives focused on improving sales quotation processes and increasing the operating flexibility and efficiency of its branch network.

The chart below depicts the relative relationship of Company sales to oil and gas prices and well completions over the last five years:

RELATIONSHIP OF COMPANY SALES TO OIL & GAS PRICING AND ACTIVITY TRENDS

34	CE FRANKLIN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Company sales have kept pace with the relative change in oil and gas prices over the last five years and have significantly out-paced industry well completions over the same period. In 2011, the Company generated branch sales per industry well completion of $28,105, which is 2% higher than 2010 levels.

END USE SALES DEMAND	2011		2010
(in millions of Cdn. $)	$	%	$	%
Capital projects	286.0	52	255.3	52
Maintenance, repair and operating supplies (MRO)	260.4	48	234.3	48
Total sales	546.4	100	489.6	100

Note: Capital project end use sales are defined by the Company as consisting of tubulars and 80% of pipe, flanges and fittings; and valves and accessories product sales respectively. MRO Sales are defined by the Company as consisting of pumps and production equipment, production services; general product and 20% of pipes, flanges and fittings; and valves and accessory product sales respectively.

Revenues for capital project related products were $286.0 million in 2011, up $30.7 million (12%) from 2010. The increase in capital project end use revenues reflects the 17% increase in total industry well completions to 14,471 in 2011. Capital project business for the year comprised 52% of total revenues as it did in 2010. While the capital project business represented the same percentage of the business year over year, its makeup changed as a 19% decline in tubular revenues was offset by a 4% increase in oil sands sales and increased branch based capital project sales. Tubular sales in the year declined as the Company followed a disciplined approach in its competitive bid processes and, as a result, was not as successful as it had been in prior years. There remains a significant amount of tubular product inventory on hand in the industry which has led to a very competitive environment for tubular product sales.

MRO product revenues are related to overall oil and gas industry production levels and tend to be more stable than capital project revenues. MRO product revenues for 2011 increased by $26.1 million (11%) to $260.4 million compared to 2010 and comprised 48% of the Company’s total revenues (2010 – 48%). Higher MRO revenues in 2011 were due to increased conventional oilfield activity.

The Company services over 3,000 customers of which the top ten customers comprised 38% of total revenues in 2011 (2010 – 38%). The Company’s largest customer comprised less than 10% of total revenues in 2011 and 2010. The industry’s continued ability to access capital in 2011 and 2010 has contributed to a broader distribution of revenues across the Company’s customer base.

The Company distributes over 25,000 stock keeping units sourced from over 2,000 suppliers. In 2011, the top 10 suppliers comprised 41% of total cost of goods sold (2010 – 41% ) of which its largest supplier comprised less than 10% of cost of goods sold (2010 – one supplier comprised 10% of cost of goods sold). Supplier concentration decreased in 2011 compared to 2010 as a more balanced supply approach was used to provide customers with various cost points for their products.

The Company’s strategy is to grow profitability by focusing on its core Western Canadian oilfield equipment service business, complemented by an increase in the product life cycle services provided to its customers, and the focus on oil sands and industrial capital project and MRO revenue opportunities. Revenues resulting from these initiatives to date are provided below:

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2011 ANNUAL REPORT

REVENUES	2011		2010
($millions)	$	%	$	%
Oilfield	459.6	84	410.7	83
Oil sands	63.8	12	61.3	13
Production services	23.0	4	17.6	4
Total revenues	546.4	100	489.6	100

Revenues from selling oilfield products to conventional Western Canada oil and gas end use applications were $459.6 million for 2011, up $48.9 million (12%) from 2010. The increase in revenues was attributable to the year over year increase in industry well completions, which tend to drive demand for oilfield products. These increases were partially offset by the impact on revenues resulting from lower tubular sales discussed above.

Revenues from oil sands sales end use applications in 2011 were $63.8 million (2010 - $61.3 million), an increase of $2.5 million (4%) from 2010 as increased capital project revenues were partially offset by the impact of not having a large tailing line pipe order and having less turn around work in 2011 with our Fort McMurray based customers. The Company continues to position its major project execution capability and Fort McMurray branch to penetrate this growing market for capital project and MRO products.

Production services for 2011 reached $23.0 million, an increase of $5.4 million or 31% over 2010 levels, as customers’ increased focus on oil and heavy oil production has lead to higher demand for these products and services.

GROSS PROFIT	2011	2010
Gross profit (millions)	$90.7	$75.0
Gross profit as a % of sales	16.6%	15.3%
Gross profit composition by product sales category:
Tubulars	4%	3%
Pipe, flanges and fittings	29%	28%
Valves and accessories	21%	20%
Pumps, production equipment and services	15%	14%
General	31%	35%
Total	100%	100%

Gross profit was $90.7 million in 2011, an increase of $15.7 million (21%) from 2010 as the 12% increase in sales was supplemented by an increase in average gross profit margins from 15.3% in 2010 to 16.6% in 2011. Higher average gross profit margins in 2011 reflect increased industry activity, higher volume rebate income due to higher purchasing levels and the Company effectively passing along price increases for increased steel costs. The reduction in general gross profit as a percentage of gross profits reflects the relative increase in the branches’ MRO business versus Full Tilt’s business and the decline in the margins on fiberglass product sales to a large alliance customer.

36	CE FRANKLIN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SELLING, GENERAL AND ADMINISTRATIVE (“SG&A”) COSTS

	2011		2010
($millions)	$	%	$	%
People costs	41.1	60	36.3	58
Selling costs	6.5	9	6.6	11
Facility and office costs	15.1	22	13.4	21
Other	6.0	9	6.3	10
SG&A costs	68.7	100	62.6	100
SG&A costs as % of revenues	13		13

SG&A costs increased $6.1 million (10%) in 2011 from 2010, representing 13% of revenues (2010 – 13%). SG&A as a percentage of revenues in 2011 is consistent with 2010, reflecting a continued strong focus on cost control. The increase in SG&A was attributable to higher people costs reflecting a 5% increase in average employee headcount to service the additional sales and higher incentive compensation costs reflecting the improved profit performance of the business year over year. Facility and office costs increased as the Company moved its head office location within downtown Calgary and as a consequence recorded a one-time lease charge of $0.7 million. The balance of the increase is due to some one time lease costs for closing some locations and rental increases in others.

The Company leases 29 of its 39 branch locations as well as its corporate office in Calgary and Distribution Centre in Edmonton. Six branch locations are owned and four are operated by agents. During 2011, the Company closed six locations. Customer service requirements are being provided by adjacent branch locations.

DEPRECIATION EXPENSE

Depreciation expense of $2.5 million in 2011 was comparable to 2010 levels.

INTEREST EXPENSE

Interest expense was $0.5 million in 2011, down $0.2 million from 2010, due to lower average borrowing levels and floating interest rates.

FOREIGN EXCHANGE GAIN AND OTHER

Foreign exchange gains and other amounted to $0.6 million as the Canadian dollar weakened during the year which caused translation gains from US denominated net working capital assets. The Company recognized a $0.2 million unrealized foreign currency gain on $18.3 million of foreign currency forward contracts it had outstanding at year end. As at December 31, 2011, a one percent change in the Canadian dollar relative to the US dollar would decrease or increase the Company’s annual net income by approximately $0.2 million.

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2011 ANNUAL REPORT

INCOME TAX EXPENSE

The Company’s effective tax rate for 2011 was 27.4%, down 9.4% from 2010. The decline in the statutory rate was a result of the removal of the cash settlement mechanism from the Company’s stock option plan in the fourth quarter of 2010. The current effective tax rate is higher than the statutory rate due to the impact of non-deductible items and other adjustments. The 2010 effective tax rate of 36.8% reflects the write-off of $0.5 million of future tax assets related to the removal of the cash settlement mechanism from the Company’s stock option plan in the fourth quarter of 2010 as a result of provisions contained in the federal government’s 2010 budget which effectively eliminated the ability to deduct for tax purposes cash payments made to settle stock option obligations. Substantially all of the Company’s tax provision is currently payable.

SUMMARY OF QUARTERLY FINANCIAL DATA

The selected quarterly financial data below is presented in Canadian dollars and in accordance with IFRS. This information is derived from the Company’s unaudited quarterly financial statements.

(in millions of Cdn. dollars
except per share data)	2010				2011
Unaudited	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues	$121.9	$99.9	$132.2	$135.6	$137.7	$113.9	$140.5	$154.3
Gross profit	19.7	15.6	19.2	20.5	22.3	19.3	23.9	25.3
Gross profit %	16.1%	15.6%	14.5%	15.1%	16.2%	16.9%	17.0%	16.4%
EBITDA	4.1	0.7	3.8	3.8	5.3	3.1	7.6	6.6
EBITDA as a % of revenues	3.4%	0.7%	2.9%	2.8%	3.8%	2.7%	5.4%	4.3%
Net earnings (loss)	2.2	(0.1)	2.2	1.6	3.4	1.7	4.8	4.5
Net earnings (loss) as a % of revenues	1.8%	(0.1%)	1.7%	1.2%	2.5%	1.5%	3.4%	2.9%
Net earnings (loss) per share
Basic	$0.13	$(0.01)	$0.12	$0.09	$0.19	$0.10	$0.27	$0.26
Diluted	$0.12	$(0.01)	$0.12	$0.09	$0.19	$0.09	$0.26	$0.25
Net working capital (1)	113.9	111.8	129.0	125.7	120.1	136.5	134.6	116.9
Long-term debt (1)	1.4	0.3	14.4	6.4	0.3	12.2	5.8	–
Total well completions	2,846	2,197	2,611	4,760	3,861	2,765	3,495	4,350

(1) Net working capital is defined as current assets less cash and cash equivalents, accounts payable and accrued liabilities, current taxes payable, note payable and other current liabilities. Net working capital and long-term debt amounts are as at quarter end.

38	CE FRANKLIN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s sales levels are affected by weather conditions. As warm weather returns in the spring each year, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out. In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen. An exceptionally wet second quarter in 2011 had some impact on customer capital programs in the third quarter. As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest oilfield sales activity for the Company. Oilfield sales levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the decline in sales typically outpaces the decline in SG&A costs as the majority of the Company’s SG&A costs are fixed in nature. Net working capital and borrowing levels follow similar seasonal patterns as sales.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary internal source of liquidity is cash flow from operating activities before changes in non-cash net working capital balances. Cash flow from operating activities and the Company’s $60.0 million revolving term credit facility are used to finance the Company’s net working capital, capital expenditures and acquisitions.

As at December 31, 2011, the Company had $15.8 million of cash on hand and had no long-term debt. Borrowings decreased by $6.1 million from December 31, 2010 due to the Company generating $17.5 million from operating activities, before net changes in non-cash working capital balances and a $8.8 million net working capital reduction. This was offset by $2.9 million in capital expenditures and $1.5 million for the purchase of shares to settle stock compensation obligations and the repurchase of shares under the Company’s Normal Course Issuer Bid (“NCIB”).

As at December 31, 2010, long-term debt was $6.4 million and was comprised principally of borrowings under the Company’s revolving term credit facility. As at January 1, 2010, borrowings under the Company’s bank operating loan were $26.5 million, a decrease of $8.4 million from December 31, 2008.

Net working capital was $116.9 million at December 31, 2011, a decrease of $8.8 million from December 31, 2010. Accounts receivable at December 31, 2011 was $98.2 million, an increase of $5.2 million (5.6%) from December 31, 2010, due to the 14% increase in fourth quarter sales compared to the prior year period, partially offset by a 7% improvement in days sales outstanding in accounts receivable (“DSO”) in the fourth quarter of 2011 to 52 days from 56 days in the fourth quarter of 2010. DSO is calculated using average sales per day for the quarter compared to the period end customer accounts receivable balance. Inventory at December 31, 2011 was $111.7 million, up $16.8 million (18%) from December 31, 2010. Inventory turns for the fourth quarter of 2011 at 4.7 turns were 4% weaker than the prior year as the impact of fourth quarter sales increases was more than offset by the increase in inventory levels. Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis, compared to the period end inventory balance. Accounts payable and accrued liabilities at December 31, 2011 were $93.6 million, an increase of $30.2 million (48%) due to increased purchasing activity in the fourth quarter of 2011 to resource the increase in sales compared to the prior year period.

CE FRANKLIN LTD.	39

2011 ANNUAL REPORT

Capital expenditures in 2011 were $2.9 million, an increase of $1.6 million (123%) from 2010 expenditures. Expenditures in 2011 were directed towards facility expansion and maintenance, business system expansion and vehicles and operating equipment. The majority of the expenditures in 2010 were directed towards similar items as they were in 2011. Capital expenditures in 2012 are anticipated to be in the $4.5 million to $5.5 million range and will be directed towards business system, branch facility, vehicle and operating equipment upgrades and replacements.

In July 2011, the Company renewed its $60.0 million revolving term credit facility that matures in July 2014 (the “Credit Facility”). Borrowings under the Credit Facility bear interest based on floating interest rates and are secured by a general security agreement covering all assets of the Company. The maximum amount available under the Credit Facility is subject to a borrowing base formula applied to accounts receivable and inventories. The Credit Facility requires the Company to maintain the ratio of its debt to debt plus equity at less than 40%. As at December 31, 2011, this ratio was 0%. The Company must also maintain coverage of its net operating cash flow as defined in the Credit Facility agreement over interest expense for the trailing twelve month period of greater than 1.25 times. As at December 31, 2011, this ratio was 34.5 times. The Credit Facility contains certain other covenants with which the Company is in compliance. As at December 31, 2011, the Company had no borrowings under the facility and had available undrawn borrowing capacity of $60.0 million under the Credit Facility.

CONTRACTUAL OBLIGATIONS

The following table outlines the Company’s contractual obligations for debt, lease and related obligations having initial terms in excess of one year:

(millions of Canadian dollars)		Operating lease
Period Due	Note Payable	commitments	Total
2012	0.3	6.1	6.4
2013	-	5.8	5.8
2014	-	5.2	5.2
2015	-	4.5	4.5
2016	-	4.2	4.2
thereafter	-	18.1	18.1
	0.3	43.9	44.2

40	CE FRANKLIN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Approximately 99% of operating lease obligations are related to office, warehouse, and store facility leases (2010 - 99%). Automobile, warehouse and office equipment leases comprised the remaining lease obligations. Future operating lease commitments at December 31, 2011 were $43.9 million, a $5.3 million (11%) decrease from 2010 commitments due to the passage of time. In management’s opinion, the Company’s existing working capital position combined with available borrowing capacity under its Credit Facility and cash flow from operations, are sufficient to resource its ongoing obligations.

The Company is not aware of any environmental asset retirement obligations that could have a material impact on its operation.

MARKET RISK

The Company’s bank operating loan bears interest based on floating Canadian interest rates. As at December 31, 2011, the Company’s average borrowing cost was nil (2010 – 3.8%). As the company had no borrowings as at December 31, 2011, a change of one percent in interest rates would have no expected increase or decrease to the Company’s annual net income.

The Company purchases certain products priced in U.S. dollars and sells such products to its customers typically priced in Canadian dollars. As a result, fluctuations in the value of the Canadian dollar relative to the U.S. dollar can result in foreign exchange gains and losses. As at December 31, 2011, the Company had entered into contracts to purchase in 2011, $18.3 million U.S. at fixed exchange rates for the purpose of mitigating its foreign exchange exposure. The Company does not use financial instruments for speculative purposes. As at December 31, 2011, a one percent change in the Canadian dollar relative to the US dollar would be expected to have an impact of approximately $0.2 million on net income.

CAPITAL STOCK

As at December 31, 2011 and 2010, the following common shares and securities convertible into common shares were outstanding:

	December 31, 2011	December 31, 2010
(millions)	Shares	Shares
Shares outstanding	17.4	17.5
Stock options	0.7	1.1
Share units	0.6	0.5
Shares outstanding and issuable	18.7	19.1

The basic weighted average number of shares outstanding in 2011 was 17.5 million, which is consistent with the prior year as the rise in the Company’s share price in the last year has limited purchases under the normal course issuer bid program. The diluted weighted average number of shares outstanding in 2011 was 18.2 million and was comparable to 2010.

The Company has established an independent trust to purchase shares of the Company on the open market to resource share unit plan obligations. For the year ended December 31, 2011, there were 175,000 shares acquired by the trust at an average cost per share of $8.85. (2010 – 204,300 at an average cost per share of $6.91). As at December 31, 2011, the trust held 579,951 shares representing approximately 100% of stock unit plan obligations outstanding (December 31, 2010 – 450,732 shares representing approximately 100% of stock unit plan obligations outstanding).

CE FRANKLIN LTD.	41

2011 ANNUAL REPORT

During the fourth quarter of 2010, the Company discontinued the settlement of stock option obligations with cash payments in favor of issuing shares from treasury. The cash settlement mechanism was discontinued as a result of provisions contained in the federal government’s 2010 budget which effectively eliminated the ability to deduct for tax purposes, cash payments made to settle stock option obligations. An after tax charge of $0.7 million was recorded in the fourth quarter comprised of a $0.2 million stock based compensation charge and the write off of $0.5 million of future income tax asset related to stock option obligations. The mark to market current obligation of $2.1 million was transferred to contributed surplus on the balance sheet as a result of this change in settlement of stock option obligations. The cash settlement mechanism had been implemented during the third quarter of 2009 to enable the Company to manage its share dilution while resourcing its stock option plan on a tax efficient basis.

On December 21, 2010, the Company announced the renewal of its NCIB to purchase for cancellation, through the facilities of NASDAQ, up to 850,000 common shares representing approximately 5% of its outstanding common shares. In 2011, the Company purchased 3,102 shares at a cost of $23 thousand ($7.56 per share). During 2010, the Company purchased 61,769 shares at a cost of $0.4 million ($6.62 per share) under its NCIB. On December 20, 2011, the Company announced the renewal of the NCIB, effective January 3, 2012, to purchase up to 850,000 common shares representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2012.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates its estimates on an ongoing basis, based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company believes the following describes the significant judgments and estimates used in the preparation of its consolidated financial statements.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company extends credit to customers and other parties in the normal course of business. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of the established allowance, management makes judgments regarding a party’s ability to make required payments, economic events and other factors. As the financial condition of a party changes, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. As at December 31, 2011 and 2010, the allowance for doubtful accounts was $1.6 million and $1.9 million, respectively.

42	CE FRANKLIN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

INVENTORY RESERVES

The Company has significant investments in inventory to service its customers. On a routine basis, the Company uses judgment in determining the level of write-downs required to record inventory at the lower of average cost or net realizable value. Management’s estimates are primarily influenced by market activity levels. Changes in these or other factors may result in a write-down in the carrying value of inventory. As at December 31, 2011 and December 31, 2010, the Company had recorded net realizable value reserves for inventory of $4.6 million and $5.0 million, respectively.

GOODWILL

The Company has acquired certain operations which have resulted in the recording of $20.6 million of goodwill on the balance sheets as at December 31, 2011 and 2010. In accordance with IFRS, the Company is required to perform an annual goodwill impairment evaluation. The Company evaluates goodwill impairment as at November 30 at the consolidated level as it operates through a single operating segment and cash generating unit. The impairment evaluation involves comparing the estimated fair value of the Company’s business to its carrying amount to determine if a write-down to fair value is required. Fair value is estimated using future cash flow projections, discounted to their present value. Future cash flows are based on various assumptions and judgments including actual performance of the business, management’s estimates of future performance of the business, indicators of future oil and gas industry activity levels including future commodity price forecasts. Present value discount rate assumptions use an estimate of the Company’s weighted average cost of capital, based on the average five-year historic volatility of public energy service company share prices and benchmark interest rates. The pre tax discount rate ranges from 17% to 20%. Changes in such estimates or the application of alternative assumptions could produce significantly different results. As at December 31, 2011, the estimated fair value of the Company’s business would approximate its carrying amount if the after tax discount rate were to increase from 12% to 18%, or the assumed growth rate was reduced from a positive 2% to a negative 7%. See “Business Outlook” for discussion of industry conditions.

DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are recognized for differences between the book value and tax value of the net assets of the Company. In providing for deferred taxes, management considers current tax regulations, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of future tax assets and liabilities may be required. See Note 12 to the consolidated financial statements for the significant components of the deferred income tax assets and liabilities, and a reconciliation of the Company’s income tax provision.

CE FRANKLIN LTD.	43

2011 ANNUAL REPORT

RISK FACTORS

In addition to the information set forth elsewhere in this MD&A, the following factors should be carefully considered when evaluating CE Franklin:

Fluctuations in the overall profitability of the oil and gas industry can affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s revenues, cash flows and profitability. CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration, development and production in Western Canada. Both short-term and long-term trends in oil and gas prices affect activity levels of such activity. Other factors that can impact the level of drilling, exploration and production and oil sands project activity and the overall profitability of the oil and gas industry include:

relatively minor changes in, or threats to, the worldwide supply of and demand for oil and natural gas;

the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain price stability through voluntary production limits;

the level of oil production by non-OPEC countries;

the level of North American gas production and liquefied natural gas imports, relative to North American demand for gas;

the movement of the Canadian dollar relative to its U.S. counterpart (crude oil and natural gas exports are generally traded in U.S. dollars);

general economic and political conditions in North America and worldwide;

CE Franklin believes that any prolonged reduction in oil and gas prices or other factors that may impact the profitability of the oil and gas industry, would depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s revenues, cash flows and profitability. There can be no assurance as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin’s revenues, cash flows and profitability. The Canadian oilfield supply industry in which CE Franklin operates is very competitive. The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

the ability of some customers to purchase pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies directly from the manufacturer rather than from the Company;

the ability of new brokers and distributors to enter the market;

price competition among existing brokers and distributors;

cost of goods being subject to rising or declining commodity prices, such as the price of steel, and the inability of CE Franklin to pass these price increases on to customers, or the risk CE Franklin may have higher-cost inventory during declining commodity prices resulting in a deterioration in gross profit margins.

44	CE FRANKLIN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CE Franklin and its largest competitors generally operate at low profit margins due to price competition. Price competition is due in part to customer price pressure, in addition to the major supply companies competing for the same business.

Governmental regulations impacting the oil and gas industry can affect the demand for CE Franklin’s products and services and therefore CE Franklin’s revenues cash flows and profitability. The oil and gas industry in Canada is highly regulated and changes in those regulations or policies can significantly impact industry activity levels. Regulations directly impact:

the availability of new leases and concessions;

export controls;

carbon taxes and/or regulatory emission reduction target;

other environmental protection measures;

changes in royalty rates, taxation, price controls and availability of product transportation and refining capacity.

CE Franklin believes that severely restrictive changes in regulations regarding the oil and gas industry would depress the level of exploration and production activity. These would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s revenues, cash flows and profitability. There can be no assurance as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

A substantial portion of the Company’s revenues depend on written customer contracts that are cancelable at any time, or are based on verbal agreements. The key factors which will determine whether a customer will continue to use the Company are pricing, service quality and availability, strategically located service centers and technical knowledge and experience. There can be no assurance that the Company’s relationships with its customers will continue, and a significant reduction or total loss of business from these customers, if not offset by increased sales to new or existing customers, could have a material adverse effect on the Company’s net income or cash flow from operations.

The loss of CE Franklin’s major suppliers could adversely affect the Company’s revenues and gross profit. A portion of CE Franklin’s business are sales where product is obtained from one supplier. In the event the Company is unable to source products from its existing suppliers, then CE Franklin would need to search for alternate suppliers of these goods. There can be no assurance that suitable alternate suppliers for such goods would be found.

CE FRANKLIN LTD.	45

2011 ANNUAL REPORT

Significant downtime at the Company’s centralized Distribution Centre located in Edmonton, Alberta could materially impact net income and cash flow from operations. The Company operates a hub and spoke distribution model with the Distribution Centre strategically located within reasonable proximity to a majority of its vendors. The Distribution Centre acts as a supply hub for its 39 branches. Significant downtime at this facility could impact the Company’s gross profit margins, net income and cash flow from operations.

Labour shortages could adversely affect the Company’s ability to service its customers. The Company faces the challenge of attracting and retaining workers to meet any increase in demand for its products and services. In a highly competitive market for employees, the Company may experience periods of high employee turnover that could result in higher training costs or reduced levels of service to customers. The Company may also experience wage inflation. These could result in increased costs or the loss of customers and market share.

During periods of high demand for products and services, the Company may experience product shortages. The frequency and duration of the shortages may impact the financial performance of the Company. Product shortages may impact profit margins or could result in the loss of customers.

The Company may experience a financial loss if inventory becomes obsolete or otherwise un-saleable. The rate of product technical innovation and the Company’s ability to return un-saleable inventory to suppliers may impact financial performance.

Weather conditions could decrease the demand for CE Franklin’s products and services. CE Franklin’s financial performance is tied closely to the seasonality of drilling activity. Higher drilling activity in Canada is generally experienced in the winter months. In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws. To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas sites, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s sales, cash flows and profitability would be adversely affected.

The Company may experience a financial loss if its significant customers fail to pay CE Franklin for its products or services. The Company’s ability to collect the proceeds from the sale of its products and services from its customers depends on the payment ability of its oil and gas customer base. A decline in oil and gas prices may increase the payment risk associated with the Company’s customers.

The Company’s major shareholder may influence the Company’s affairs. The Company’s share ownership is highly concentrated and, as a result, CE Franklin’s principal shareholder effectively controls the Company’s business. As at the date of this Form 20-F, CE Franklin’s largest shareholder, Schlumberger, owned approximately 56% of the Company’s common shares outstanding. As a result, Schlumberger has the voting power to significantly influence the Company’s policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of the Company’s assets.

In addition, the concentration of the Company’s ownership may have the effect of delaying, deterring or preventing a change in control that otherwise could result in a premium in the price of the Company’s common shares.

46	CE FRANKLIN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company relies on its revolving bank term loan to finance its ongoing net working capital and other funding requirements. CE Franklin has a $60 million borrowing facility that matures in July 2014. While management believes that this facility will be adequate to fund its working capital requirements, there can be no assurance that additional credit will become available if required, or that an appropriate amount of credit with comparable terms and conditions will become available when the facility matures. The revolving bank term loan contains restrictive covenants which if breached by the Company, could result in a default or an event of default that could allow the lender to discontinue lending or to declare all borrowings outstanding there under to be due and payable.

The Company relies on its information systems to conduct business, and failure to protect these systems against security breaches could adversely affect the Company’s business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, the Company’s business could be harmed. The efficient operation of the Company is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. Management relies on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on corporate information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt business and could result in decreased performance and increased operation costs, causing the Company’s business and results of operations to suffer. Any significant interruption of failure of the Company’s information systems or any significant breach of security could adversely affect the Company’s business and results of operations.

If the Company is unable to successfully address potential material weakness in its internal controls, its ability to report its financial results on a timely and accurate basis and to comply with disclosure and other requirements may be adversely affected. The Company has complied with Section 404 of the Sarbanes-Oxley Act of 2002, and is therefore required to make an assessment of the effectiveness of its internal controls over financial reporting for that purpose. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

CE Franklin will continue to monitor the effectiveness of these and other processes, procedures and controls and will make any further changes management determines appropriate, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The steps CE Franklin has taken and will take in the future may not remediate any potential material weakness. In addition, the Company may identify material weaknesses or other deficiencies in our internal controls in the future.

Any material weaknesses or other deficiencies in the Company’s control systems may affect its ability to comply with reporting requirements and stock exchange listing standards or cause its financial statements to contain material misstatements, which could negatively affect the market price and trading liquidity of its common stock, cause investors to lose confidence in the Company’s reported financial information, as well as subject CE Franklin to civil or criminal investigations and penalties.

CE FRANKLIN LTD.	47

2011 ANNUAL REPORT

FORWARD LOOKING STATEMENTS

The information in this MD&A contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and within the meaning of Canadian securities law. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those under the caption “Risk Factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

forecasted oil and gas industry activity levels in 2012 and beyond;

planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

the Company’s future financial condition or results of operations and future revenues and expenses;

the Company’s business strategy and other plans and objectives for future operations;

fluctuations in worldwide prices and demand for oil and gas; and

fluctuations in the demand for the Company’s products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue. CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A, except as required by law.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that the basis for financial reporting by Canadian publicly accountable enterprises will change from Canadian GAAP to IFRS effective for January 1, 2011, including the preparation and reporting of one year of comparative figures. This change is part of a global shift to provide consistency in financial reporting in the global marketplace.

48	CE FRANKLIN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Over the transition period the Company assessed the differences between Canadian GAAP and IFRS. A risk based approach was used to identify possibly significant differences based on possible financial impact and complexity. As described in Note 4 to the condensed interim consolidated financial statements no material differences were identified. As such there are no reconciling items that materially changed the reporting requirements upon the transition from Canadian GAAP to IFRS. Similarly, no significant information system changes were required in order to adopt IFRS.

IFRS 1 allows first time adopters of IFRS to take advantage of a number of voluntary exemptions from the general principal of retroactive restatement. In adopting IFRS, the Company did take advantage of the following voluntary exemptions under IFRS 1.

BUSINESS COMBINATIONS

The Company has not applied IFRS 3, the Business Combinations standard to acquisitions of subsidiaries that occurred before January 1, 2010, the Company’s transition date to IFRS. As such there is no retrospective change in accounting for business combinations. The Company used this exemption to simplify its IFRS conversion plan and improve comparability between its Canadian GAAP statements and its IFRS statements.

BORROWING COSTS

IAS 23 requires that borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) be capitalized as part of the cost of that asset. The option of immediately expensing those borrowing costs has been removed. The Company has elected to account for such transactions on a go forward basis, and as such there is no retrospective change in accounting for borrowing standards. The Company used this exemption to simplify its IFRS conversion plan and improve comparability between its Canadian GAAP statements and its IFRS statements.

STOCK OPTIONS

The Company has assessed and quantified the difference in accounting for stock based compensation under IFRS compared to Canadian GAAP and has deemed the difference to be immaterial. The Company has elected to not apply IFRS 2 to share based payments granted and fully vested before the Company’s date of transition to IFRS. The Company used this exemption to simplify its IFRS conversion plan and improve comparability between its Canadian GAAP statements and its IFRS statements.

As part of the transition to IFRS the Company established that the carrying value of its property and equipment were substantially equivalent between IFRS and Canadian GAAP and therefore the Company has continued to carry its property and equipment at the historic costs model as was used under Canadian GAAP in these statements.

CE FRANKLIN LTD.	49

2011 ANNUAL REPORT

RECENT ACCOUNTING PRONOUNCEMENTS

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

(i)
IFRS 9, Financial Instruments (effective for annual periods beginning on or after January 1, 2015), was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income.

(ii)
IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation—Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

(iii)
IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

(iv)
IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

(v)
There have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 12.

(vi)
IAS 12, Income Taxes, was amended to introduce an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendment, there is a rebuttable presumption that the carrying amount of the investment property will be recovered through sale when considering the expected manner or recovery or settlement. SIC 21, Income Taxes - Recovery of Revalued Non-Depreciable Assets, will no longer apply to investment properties carried at fair value. The amendment also incorporates into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

50	CE FRANKLIN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

CE Franklin’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

Report of CE Franklin Management on Internal Control Over Financial Reporting: CE Franklin’s Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company’s assessment, management has concluded that as of December 31, 2011, CE Franklin’s internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of the Company’s internal control over financial reporting as at December 31, 2011, as stated in its attestation report, which is included on pages 54 and 55 of this Annual Report.

There were no changes to the Company’s internal control over financial reporting that occurred during 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OTHER ITEMS

Additional information relating to the Company, including its Form 20-F, is available under the Company’s profile on SEDAR at www.sedar.com and at www.cefranklin.com.

CE FRANKLIN LTD.	51

2011 ANNUAL REPORT

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934.  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, the independent auditor, as stated in their report which appears on pages 54 and 55 of this Annual Report.

Michael West	Derren Newell
President and Chief Executive Officer	Chief Financial Officer
February 2, 2012	February 2, 2012

52	CE FRANKLIN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S REPORT

The preparation and presentation of the accompanying consolidated financial statements are the responsibility of the management of the Company. The statements have been prepared in accordance with International Financial Reporting Standards as described in Note 2 to the consolidated financial statements. The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management acknowledges responsibility for the integrity of its financial information. Where appropriate, management has made informed judgments and estimates in accounting for transactions, which were not complete at the statement of financial position date. The Company maintains disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in the consolidated financial statements and annual report is recorded, processed, summarized and reported properly. CE Franklin’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures as at December 31, 2011 to ensure that such disclosure controls and procedures are effective. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the evaluation date.

The Board of Directors has appointed an Audit Committee that consists of three directors who are not officers or employees of the Company and have no direct or indirect material relationship with the Company. The committee meets with management and the Company’s external auditor to discuss internal control, accounting policies and financial reporting matters. The Audit Committee has reviewed the consolidated financial statements. The Board of Directors has approved the consolidated financial statements on the recommendation of the Audit Committee.

Michael West	Derren Newell
President and Chief Executive Officer	Chief Financial Officer
February 2, 2012	February 2, 2012

CE FRANKLIN LTD.	53

2011 ANNUAL REPORT

INDEPENDENT AUDITORS’ REPORT

We have completed an integrated audit of CE Franklin Ltd.’s 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2011 and an audit of its 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
We have audited the accompanying consolidated financial statements of CE Franklin Ltd., which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of earnings and comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

OPINION
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CE Franklin Ltd. as at December 31, 2011, December 31, 2010 and January 1, 2010 and the results of its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
We have also audited CE Franklin Ltd. internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

54	CE FRANKLIN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S RESPONSIBILITY FOR INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report.

AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

DEFINITION OF INTERNAL CONTROL OVER FINANCIAL REPORTING
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

INHERENT LIMITATIONS
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

OPINION
In our opinion, CE Franklin Ltd. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by COSO.

PricewaterhouseCoopers LLP Chartered Accountants Calgary, Alberta February 2, 2012

CE FRANKLIN LTD.	55

2011 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	As at	As at	As at
	December 31	December 31	January 1
(in thousands of Canadian dollars)	2011	2010	2010
ASSETS
Current assets
Cash and cash equivalents (Note 7)	15,830	–	–
Accounts receivable (Note 8)	98,190	92,950	67,443
Inventories (Note 9)	111,661	94,838	102,669
Current taxes receivable	–	–	1,029
Other	2,565	1,625	3,931
	228,246	189,413	175,072
Non-current assets
Property and equipment (Note 10)	9,709	9,431	10,517
Goodwill (Note 11)	20,570	20,570	20,570
Deferred tax assets (Note 12)	1,969	1,116	1,457
Other	171	147	339
Total assets	260,665	220,677	207,955
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 13)	93,613	63,363	38,489
Current taxes payable (Note 12)	1,663	348	–
Note payable (Note 14)	290	–	–
Bank operating loan (Note 14)	–	–	26,549
	95,566	63,711	65,038
Non-current liabilities
Long-term debt (Note 14)	–	6,430	290
Total liabilities	95,566	70,141	65,328
Commitments and contingencies (Note 16)
Shareholders’ equity
Capital stock (Note 18)	22,536	23,078	23,284
Contributed surplus	20,529	19,716	17,184
Retained earnings	122,034	107,742	102,159
	165,099	150,536	142,627
Total liabilities and shareholders’ equity	260,665	220,677	207,955

See accompanying notes to these consolidated financial statements

56	CE FRANKLIN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Capital Stock
	Number of		Contributed	Retained	Shareholders’
(Canadian dollars and number of shares in thousands)	Shares	$	Surplus	Earnings	Equity

Balance - January 1, 2010	17,581	23,284	17,184	102,159	142,627
Stock based compensation expense
(Note 18 (b) and (c))	–	–	1,751	–	1,751
Normal course issuer bid (Note 18 (d))	(62)	(81)	–	(328)	(409)
Stock options exercised (Note 18 (b))	46	290	(121)	–	169
Modification of stock option plan (Note 18 (b))	–	–	2,075	–	2,075
Purchase of shares in trust for share unit plans and settlement of deferred share unit exercise
(Note 18 (c))	(204)	(1,410)	(178)	–	(1,588)
Shares issued from share unit plan trust
(Note 18 (c))	113	995	(995)	–	–
Net earnings	–	–	–	5,911	5,911
Balance - December 31, 2010	17,474	23,078	19,716	107,742	150,536
Stock based compensation expense
(Note 18 (b) and (c))	–	–	1,823	–	1,823
Normal course issuer bid (Note 18 (d))	(3)	(4)	–	(19)	(23)
Stock options exercised (Note 18 (b))	98	736	(736)	–	–
Share units exercised (Note 18 (c))	46	274	(274)	–	–
Purchase of shares in trust for share unit plans
(Note 18 (c))	(175)	(1,548)	–	–	(1,548)
Net earnings	–	–	–	14,311	14,311
Balance - December 31, 2011	17,440	22,536	20,529	122,034	165,099

See accompanying notes to these consolidated financial statements

CE FRANKLIN LTD.	57

2011 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF EARNINGS AND
COMPREHENSIVE INCOME

(in thousands of Canadian dollars except shares and per share amounts)

For the years ended December 31	2011	2010
Revenue	546,352	489,585
Cost of sales	455,669	414,579
Gross profit	90,683	75,006
Other expenses
Selling, general and administrative expenses (Note 21)	68,715	62,554
Depreciation	2,450	2,465
	71,165	65,019
Operating profit	19,518	9,987
Foreign exchange (gain) and other	(649)	(65)
Interest expense	464	698
Earnings before tax	19,703	9,354
Income tax expense/(recovery) (Note 12)
Current	6,245	3,102
Deferred	(853)	341
	5,392	3,443
Net income and comprehensive income for the year	14,311	5,911
Net income per share (Note 19)
Basic	0.82	0.34
Diluted	0.79	0.33
Weighted average number of shares outstanding (000s) (Note 19)
Basic	17,501	17,499
Diluted	18,188	18,000

See accompanying notes to these consolidated financial statements.

58	CE FRANKLIN LTD.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

For the years ended December 31	2011	2010
Cash flows from operating activities
Net earnings	14,311	5,911
Items not affecting cash
Depreciation	2,450	2,465
Deferred income tax (recovery) / expense (Note 12)	(853)	341
Stock based compensation expense (Note 18 (b) and (c))	1,823	1,991
Foreign exchange and other	(239)	27
	17,492	10,735
Net change in non-cash working capital balances related to operations:
Accounts receivable (Note 8)	(5,107)	(25,479)
Inventories (Note 9)	(16,823)	7,831
Other current assets	(920)	2,358
Accounts payable and accrued liabilities (Note 13)	30,023	26,691
Current taxes payable (Note 12)	1,315	1,378
	25,980	23,514
Cash flows used in investing activities
Purchase of property and equipment (Note 10)	(2,870)	(1,263)
Proceeds on disposal of property and equipment	431	—
	(2,439)	(1,263)
Cash flows (used in)/from financing activities
Decrease in bank operating loan (Note 14)	—	(26,549)
(Decrease) / increase in long-term debt (Note 14)	(6,140)	6,126
Issuance of capital stock - stock option exercises	—	169
Purchase of capital stock through normal course issuer bid (Note 18 (d))	(23)	(409)
Purchase of capital stock in trust for share unit plans (Note 18 (c))	(1,548)	(1,588)
	(7,711)	(22,251)
Change in cash and cash equivalents during the year	15,830	—
Cash and cash equivalents – beginning of the year	—	—
Cash and cash equivalents – end of the year	15,830	—
Cash paid during the year for:
Interest	464	698
Income taxes	4,827	1,725

See accompanying notes to these consolidated financial statements.

CE FRANKLIN LTD.	59

2011 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

(Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

1.	GENERAL INFORMATION

CE Franklin Ltd. (the “Company”) is headquartered and domiciled in Calgary, Alberta, Canada. The Company is a subsidiary of Schlumberger Limited, a global energy services company. The address of the Company’s registered office is 1800, 635 8th Ave SW, Calgary, Alberta, Canada and it is incorporated under the Alberta Business Corporations Act. The Company is a distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry through its 39 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, refining and petrochemical industries and non-oilfield related industries such as forestry and mining.

2.	BASIS OF PREPARATION AND ADOPTION OF IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and to require publicly accountable enterprises to apply these standards effective for the years beginning on or after January 1, 2011. Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

The consolidated financial statements have been prepared in compliance with IFRS. Subject to certain transition elections and exceptions disclosed in note 4, the Company has consistently applied the accounting policies used in preparation of its opening IFRS statement of financial position at January 1, 2010 throughout the 2010 and 2011 periods presented, as if these policies had always been in effect. Note 4 discloses the impact of the transition to IFRS on the Company’s reported financial position, earnings and comprehensive income and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010 prepared under Canadian GAAP.

The Board of Directors approved the financial statements on February 2, 2012.

3.	ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and liabilities to estimated fair value and share based payments. The consolidated financial statements have also been prepared on the basis that the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Subsidiaries are entities controlled by the Company including special purpose entities. All significant transactions and balances between the Company and its subsidiaries have been eliminated on consolidation.

60	CE FRANKLIN LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries functional and presentation currency. Monetary assets and liabilities are translated into Canadian dollars at period-end exchange rates and gains or losses from translation are recognized in the consolidated statements of earnings and comprehensive income. Revenues and expenses are translated at the exchange rate prevailing on the date the transaction occurs.

Financial instruments

The Company initially measures financial instruments at estimated fair value. The Company’s loans and receivables are comprised of cash and cash equivalents, trade receivables and other current assets and are included in current assets due to their short-term nature. Financial liabilities are categorized as “other financial liabilities” consisting of accounts payable and accrued liabilities, note payable, bank operating loan, and long-term debt.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of being traded. They are included in current assets, except for maturities greater than 12 months after the statement of financial position date, which are classified as non-current assets. Loans and receivables are recognized at the amount expected to be received less, any discount or rebate to reduce the loan and receivables to estimated fair value. Loans and receivables are subsequently measured at amortized cost using the effective interest method. Loans and receivables are included in cash and cash equivalents, accounts receivable and other current assets in the statement of financial position.

Other financial liabilities

Other financial liabilities are financial liabilities that are not quoted on an active market and with no intention of being traded. They are included in current liabilities, except for the long-term debt as it has a maturity greater than 12 months after the statement of financial position date and is classified as a non-current liability. Financial liabilities include accounts payable and accrued liabilities, note payable, bank operating loan and long-term debt. Accounts payable are initially recognized at the amount required to be paid less any discount or rebates to reduce the payables to estimated fair value. Accounts payable are subsequently measured at amortized cost using the effective interest method. Note payable, bank operating loan and long-term debt are recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method.

Derivative instruments

In the normal course of business, the Company enters into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities or future commitments. These foreign currency exchange contracts are not designated as hedges for accounting purposes. These derivatives are initially recognized at the estimated fair value at the date the derivative contract is entered into and are subsequently remeasured to their estimated fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately in foreign exchange gain and other in the consolidated statements of earnings and comprehensive income.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and investments in highly liquid instruments with maturities of 90 days or less on the date acquired.

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2011 ANNUAL REPORT

Inventories

Inventories, consisting primarily of goods purchased and held for resale, are valued at the lower of cost or net realizable value. Cost is determined using the weighted average cost method, and includes the cost of goods purchased for resale including import and customs duties, direct labour costs (including employee benefits), freight and other attributable costs, less trade discounts and rebates. Net realizable value is the estimated selling price less applicable selling expenses. When the weighted average cost of the inventories exceeds the net realizable value, inventory is written down to the net realizable value and is subsequently written back up to the original cost if the net realizable value exceeds the book value. All write-downs and reversals are charged to cost of sales.

Property and equipment

Property and equipment are recorded at cost less related accumulated depreciation. Cost is determined as the expenditure directly attributable to the asset at acquisition, only when it is probable that future economic benefits will flow to the Company and the cost can be reliably measured. When an asset is disposed of, its carrying cost is derecognized. All repairs and maintenance costs are charged to the consolidated statement of earnings and comprehensive income during the financial period in which they are incurred.

The Company land is not subject to depreciation. The Company provides for depreciation of property and equipment on a straight line basis using the following rates:

Buildings	5 to 10%
Leasehold improvements	over the term of the lease
Computer equipment and software	15 to 33%
Equipment and machinery	10 to 90%
Furniture and fixtures	15 to 20%
Automotive equipment	30%

The Company allocates the amount initially recognized in respect of an item of property and equipment to its significant components and depreciates separately each such component, where applicable. The estimated residual value and useful lives of property and equipment are reviewed at the end of each reporting period and adjusted if required.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the consolidated statement of earnings and comprehensive income.

Leased assets

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have transferred to the Company, are capitalized on the statement of financial position and amortized by the straight-line method over the term of the lease or the estimated useful life of the assets; whichever is shorter.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. The cost of operating leases (net of any incentives received from the lessor) is charged to the statement of earnings and comprehensive income on a straight-line basis over the periods of the leases.

62	CE FRANKLIN LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of assets

Financial assets

The Company assesses at each balance sheet date whether there is any objective evidence that a financial asset is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Non-financial and intangible assets

The carrying amounts of the Company’s property and equipment and intangible assets having a finite useful life are assessed for impairment indicators on an annual basis to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

An impairment loss is recognized for the amount by which the assets carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s or group of assets’ estimated fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash inflows (a cash generating unit (“CGU”)).

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Assets that have an indefinite useful life and goodwill are not subject to depreciation and are tested for impairment on an annual basis or when there is an indication of potential impairment.

Goodwill

Goodwill represents the excess of the cost over the estimated fair value of net assets acquired related to an acquisition. Goodwill is not amortized, as it has an indefinite useful life, but is instead evaluated annually for impairment, or when events and circumstances indicate that there might be impairment, as the carrying amount may not be recoverable.

Goodwill acquired through a business combination is allocated to each CGU, or group of CGUs, that are expected to benefit from the business combination. Each of these CGUs represents the lowest level within the Company which the associated goodwill is monitored for management purposes.

Goodwill impairment cannot subsequently be reversed once an impairment has been recognized.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past obligating event and it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

These provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation as at December 31, 2011. The discount rate used to determine the present value reflects current market assessments of the time value of money. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

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2011 ANNUAL REPORT

Borrowing costs

Borrowing costs are recognized as interest expense in the consolidated statement of earnings and comprehensive income in the period in which they are incurred. Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time the assets are substantially ready for their intended use. The Company does not have any qualifying assets.

Group Registered Retirement Savings Plan

Contributions to the Company’s registered retirement savings plans are charged to the consolidated statement of earnings and comprehensive income as incurred.

Capital stock

The Company has one class of shares, ordinary shares, which are classified as equity. These are recorded at the proceeds received less any direct issuance costs and related taxes.

Where the Company purchases any of the Company’s equity share capital, the consideration paid is deducted from equity attributable to the Company’s equity holders until shares are cancelled, reissued or disposed of.

Stock options

The Company operates a stock option plan that is described in Note 18(b). Prior to the fourth quarter of 2010, the Company’s stock option plan included a cash settlement mechanism. As a result, the Company’s stock option obligations were classified as current obligations (subject to vesting) on the consolidated statement of financial position and were revalued using the Black Scholes model at each period end. The offset to the generation of the current liability was contributed surplus, up to the cumulative expensed Black Scholes valuation for those options.

During the fourth quarter of 2010, the Company modified its stock option plan to remove the cash settlement mechanism. As a result, the Company now recognizes compensation expense based on the fair value of the options on the modification date or the grant date for new options, which is determined by using the Black Scholes option pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and an increase of contributed surplus. The amount initially recorded for the options in contributed surplus is reduced as options are exercised and is credited to capital stock.

Other stock-based compensation

Restricted share units (“RSU”), Performance share units (“PSU”) and Deferred share units (“DSU”), collectively the “Share Unit Plans”, are granted to specific employees and directors, which entitle the participant, at the Company’s option, to receive either a common share or cash equivalent in exchange for a vested unit. The vesting period for RSUs and PSUs is one third per year over the three year period from the grant date. DSUs vest on the date of grant. Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units, calculated using a 10 day weighted average stock trading price, at the date of the grant and is recorded to contributed surplus. The contributed surplus balance is reduced as the vested units are settled.

Revenue recognition

The Company’s revenue, which is comprised principally of product sales, is generally subject to contractual arrangements, which specify price and general terms and conditions. The Company recognizes product sales when the risks and rewards of ownership of goods have been transferred to the customer and it is probable that the economic benefits associated with the transaction will flow to the Company. The Company also considers if it has retained any material involvement in the items being sold and if the revenue and costs related to the sale can be measured reliably.

64	CE FRANKLIN LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue from services is recognized on a percentage of completion basis.

Volume discounts are assessed and recorded as a reduction in revenue based on anticipated applicable annual revenues.

Cost of sales

Cost of sales includes purchased goods and the cost of bringing inventory to its present location and condition. Where the Company assembles products, labour and overheads directly attributable to assembly and services are included in cost of sales.

Vendor rebates

The Company enters into arrangements with certain vendors providing for inventory purchase rebates. These purchase rebates are accrued as a reduction in inventory and a corresponding reduction in cost of sales when the underlying inventory is sold.

Income taxes

Current income tax represents the expected income tax payable (or recoverable) on taxable income for the period using income tax rates enacted or substantially enacted at the end of the reporting period and taking into account any adjustments arising from prior years.

The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized when there are differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates in effect in the period in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax assets and liabilities are presented as non-current on the consolidated statement of financial position.

Earnings per share

Earnings per share are computed based on the weighted average basic number of shares outstanding for the period. Diluted earnings per share have been calculated using the treasury stock method, as if RSUs, PSUs, DSUs and stock options were exercised at the beginning of the year and funds received were used to purchase the Company’s common shares on the open market at the average price for the year.

Business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Company.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and debt incurred or assumed at the acquisition date. Costs directly attributable to the acquisition are expensed in the period incurred. The fair value of the assets and liabilities is determined and compared to the fair value of the consideration paid. If the fair value of consideration paid exceeds the fair value of the net assets, then goodwill is recognized. If the fair value of the consideration paid is less than the estimated fair value of the net assets acquired, the difference is recognized directly in the statements of earnings and comprehensive income.

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2011 ANNUAL REPORT

4.	EXPLANATION OF TRANSITION TO IFRS

The Company does not have any material differences between IFRS and Canadian GAAP. As such there are no reconciling items that would materially change the reporting requirements under Canadian GAAP to IFRS.

IFRS 1 allows first time adopters to IFRS to take advantage of a number of voluntary exemptions from the general principal of retrospective restatement. The Company has taken the following exemptions:

IFRS 2 Share based payments

The Company has elected to not apply IFRS 2 to share based payments granted and fully vested before the Company’s date of transition to IFRS. The Company has assessed and quantified the difference in accounting for stock based compensation under IFRS compared to Canadian GAAP and has deemed the difference to be immaterial.

IFRS 3 Business combinations

This standard has not been applied to acquisitions of subsidiaries that occurred before January 1, 2010, the Company’s transition date to IFRS. As such, there is no retrospective change in accounting for business combinations.

IAS 23 Borrowing costs

Borrowing costs requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs has been removed. The Company has elected to account for such transactions on a go forward basis. As such there is no retrospective change in accounting for borrowing costs.

As part of the transition to IFRS, the Company established that the carrying values of its property and equipment were substantially equivalent between IFRS and Canadian GAAP and therefore the Company has continued to carry its property and equipment at the historic cost model as was used under Canadian GAAP in these statements.

5.	ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

(i) IFRS 9, Financial Instruments (effective for annual periods beginning on or after January 1, 2015), was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income.

66	CE FRANKLIN LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(ii) IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation—Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

(iii) IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

(iv) IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

(v) There have been amendments to existing standards, including IAS 27, Separate Financial Statements(IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 12.

(vi) IAS 12, Income Taxes, was amended to introduce an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendment, there is a rebuttable presumption that the carrying amount of the investment property will be recovered through sale when considering the expected manner or recovery or settlement. SIC 21, Income Taxes - Recovery of Revalued Non-Depreciable Assets, will no longer apply to investment properties carried at fair value. The amendment also incorporates into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

6.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.

Management believes the most significant estimates and assumptions are associated with the valuation of accounts receivable, inventories, vendor rebates, deferred tax assets and liabilities, stock based compensation expense and goodwill. If the underlying estimates and assumptions, upon which the consolidated financial statements are based, change in future periods, actual amounts may differ from those included in the accompanying consolidated financial statements.

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2011 ANNUAL REPORT

Allowance for credit losses

The Company maintains an allowance for credit losses to provide for receivables which may ultimately be uncollectible. Reserves are determined in light of a number of factors including customer specific conditions, economic events and the Company’s historical loss experience. The allowance is assessed quarterly by a detailed formal review of customer balances. See Note 8.

Inventories

The Company evaluates its inventory to ensure it is carried at the lower of average cost or net realizable value. Allowances are made against slow moving, obsolete and damaged inventories and are charged to cost of sales. These allowances are assessed quarterly for adequacy. The reversal of any write-down of inventory arising from an increase in net realizable value shall be recognized as a reduction in cost of sales in the period in which the reversal occurred. See Note 9.

Stock based compensation

In determining stock based compensation expense, the Company uses the Black Scholes option pricing model, which requires a number of assumptions to be made, including the risk-free interest rate, expected option life and expected share price volatility. Consequently, the actual stock based compensation expense may vary from the amount estimated. See Note 18 (b).

Vendor rebates

Vendor rebates consist of volume discount incentives earned from the purchase of selected products during the year from specified vendors. These discounts are based on contractual agreements with the vendors which outline price, volume and general terms and conditions. Rebates are accrued for each reporting period with reassessments being performed quarterly. The Company accrues these rebates as a reduction in inventory and a corresponding reduction in cost of sales when the underlying inventory is sold.

Impairment of long-lived assets

The Company evaluates goodwill impairment at a consolidated level, as it operates through a single CGU. The impairment evaluation involves comparing the estimated recoverable amount of the Company’s business to its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is estimated using future cash flow projections, discounted to their present value, expected to arise from the CGU to which the goodwill relates. The required valuation methodology and underlying financial information that is used to determine value in use requires significant judgments to be made by management. These judgments include, but are not limited to, long-term projections of future financial performance and the selection of appropriate discount rates used to determine the present value of future cash flow. Changes in such estimates or the application of alternative assumptions could produce significantly different results. See Note 10.

Taxation

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect in the period in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. See Note 12.

68	CE FRANKLIN LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. CASH AND CASH EQUIVALENTS

	December 31,	December 31,	January 1,
	2011	2010	2010
Cash at bank and on hand	15,830	—	—

Cash is held at a major Canadian chartered bank.

8. ACCOUNTS RECEIVABLE

	December 31,	December 31,	January 1,
	2011	2010	2010
Current	46,556	40,014	32,967
Less than 60 days overdue	36,732	41,253	25,766
Greater than 60 days overdue	8,328	5,519	6,398
Total trade receivables	91,616	86,786	65,131
Allowance for credit losses	(1,615)	(1,887)	(2,335)
Net trade receivables	90,001	84,899	62,796
Other receivables	8,189	8,051	4,647
	98,190	92,950	67,443

A substantial portion of the Company’s accounts receivable balance is with customers within the oil and gas industry and is subject to normal industry credit risks. Concentration of credit risk in trade receivables is limited as the Company’s customer base is large and diversified. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

The Company has established procedures in place to review and collect outstanding receivables. Significant outstanding and overdue balances are reviewed on a regular basis and resulting actions are put in place on a timely basis. Appropriate provisions are made for debts that may be impaired on a timely basis.

The Company maintains an allowance for possible credit losses that is charged to selling, general and administrative expenses by performing an analysis of specific accounts. Movement of the allowance for credit losses is as follows:

	December 31,	December 31,
	2011	2010
Opening balance	1,887	2,335
Write-offs	(427)	(1,385)
Recoveries	8	952
Change in provision for credit losses	147	(15)
Closing balance	1,615	1,887

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2011 ANNUAL REPORT

9. INVENTORIES

	December 31,	December 31,	January 1,
	2011	2010	2010
Goods purchased for resale	111,661	94,838	102,669

The Company maintains net realizable value allowances against slow moving, obsolete and damaged inventories that are charged to cost of goods sold on the consolidated statement of earnings and comprehensive income. These allowances are included in the inventory value disclosed above. Movement of the allowance for net realizable value is as follows:

	December 31,	December 31,
	2011	2010
Opening balance as at January 1	5,000	6,300
Additions	2,495	900
Utilization through write downs	(2,905)	(2,200)
Closing balance	4,590	5,000

10. PROPERTY AND EQUIPMENT

Cost
	Land, buildings and leasehold improvements	Computer equipment and software	Equipment and machinery	Furniture and fixtures	Automotive equipment	Total
Opening balance as at Jan 1, 2011	11,999	21,254	6,535	3,864	1,065	44,717
Additions	803	218	456	450	943	2,870
Disposals	(174)	—	(13)	(32)	(52)	(271)
Closing balance as at Dec 31, 2011	12,628	21,472	6,978	4,282	1,956	47,316

Accumulated depreciation
Opening balance as at Jan 1, 2011	5,696	20,348	5,627	2,859	756	35,286
Depreciation expense	768	584	348	446	281	2,427
Disposals	(67)	—	(4)	(13)	(22)	(106)
Closing balance as at Dec 31, 2011	6,397	20,932	5,971	3,292	1,015	37,607

Net book amount as at Dec 31, 2011	6,231	540	1,007	990	941	9,709

70	CE FRANKLIN LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Land, buildings and leasehold improvements	Computer equipment and software	Equipment and machinery	Furniture and fixtures	Automotive equipment	Total
Cost
Opening balance as at Jan 1, 2010	11,624	20,751	6,412	3,822	838	43,447
Additions	375	503	125	42	231	1,276
Disposals	—	—	(2)	—	(4)	(6)
Closing balance as at Dec 31, 2010	11,999	21,254	6,535	3,864	1,065	44,717

Accumulated depreciation
Opening balance as at Jan 1, 2010	4,958	19,721	5,350	2,408	493	32,930
Depreciation expense	738	627	277	451	263	2,356
Closing balance as at Dec 31, 2010	5,696	20,348	5,627	2,859	756	35,286

Net book amount as at Dec 31, 2010	6,303	906	908	1,005	309	9,431

Net book amount as at Jan 1, 2010	6,666	1,030	1,062	1,414	345	10,517

11. GOODWILL

	December 31,	December 31,	January 1,
	2011	2010	2010
Goodwill	20,570	20,570	20,570

All goodwill has arisen from business combinations. The Company tests goodwill annually for impairment or more frequently if there are indications that the asset may be impaired. An impairment test was performed at a CGU level as at November 30, 2011 and no impairment was recognized. As part of the Company’s transition to IFRS, the goodwill impairment testing date was changed from December 31 to November 30 starting with the 2011 fiscal year.

The recoverable amount is determined using the greater of value in use and fair value less cost to sell. The value in use calculation uses future cash flow projections, discounted to their present value. Future cash flows are based on various assumptions and judgments including actual performance of the business, managements estimates of future performance, indicators of future oil and gas industry activity levels including commodity price forecasts, long-term growth rates of 2% derived from earnings and cash flow trading multiples for comparable public energy service and distribution companies. Present value discount rate assumptions use an estimate of the Company’s pre-tax weighted average cost of capital, based on the average five year historical volatility of public energy service company share prices and benchmark interest rates. The pre tax discount rate ranges from 17% to 20% for the period ended November 30, 2011 (17% to 20% for the year ended December 31, 2010). Changes in such estimates or the application of alternative assumptions could produce significantly different results. As at November 30, 2011 the estimated fair value of the Company’s business would approximate its carrying amount if the after tax discount rate were to increase from 12% to 18%, or the assumed growth rate was reduced from positive 2% to a negative 7%. The fair value less cost to sell calculation looks at the Company’s market capitalization, less an estimated cost to sell, as compared to the Company’s book value as at November 30, 2011. The Company performed a second fair value less cost to sell calculation by using established industry earnings multiples.

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2011 ANNUAL REPORT

12. TAXATION

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

For the year ended December 31	2011	%	2010	%
Earnings before income taxes	19,703	9,354
Income taxes calculated at statutory rates	5,269	26.7	2,647	28.3
Non-deductible items	53	0.3	104	1.1
Share based compensation	103	0.5	712	7.6
Adjustments for filing returns and others	(33)	(0.1)	(20)	(0.2)
	5,392	27.4	3,443	36.8

As at December 31, 2011, income taxes payable was $1.7 million (December 31, 2010 – $0.3 million payable).

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	December 31,	December 31,	January 1,
As at	2011	2010	2010
Assets
Property and equipment	883	870	852
Stock based compensation expense	951	487	856
Other	609	156	127
	2,443	1,513	1,835
Liabilities
Goodwill and other	(474)	(397)	(378)
Net Deferred tax asset	1,969	1,116	1,457

Deductible temporary differences are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
Deferred tax assets:
Deferred tax asset to be recovered within 12 months	595	124	162
Deferred tax asset to be recovered after more than 12 months	1,848	1,389	1,673
Deferred tax liabilities:
Deferred tax liability to be settled within 12 months	(193)	(343)	—
Deferred tax liability to be settled after more than 12 months	(281)	(54)	(378)
Deferred tax assets (net)	1,969	1,116	1,457

72	CE FRANKLIN LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
	December 31,	December 31,	January 1,
	2011	2010	2010
Current
Trade payables	10,919	23,966	16,766
Other payables	3,834	7,057	9,275
Accrued compensation expenses	4,683	2,434	3,396
Other accrued liabilities	74,177	29,906	9,052
	93,613	63,363	38,489

14. NOTE PAYABLE, BANK OPERATING LOAN AND LONG-TERM DEBT
	December 31,	December 31,	January 1,
	2011	2010	2010
JEN Supply debt	290	—	—
Note payable	290	—	—
Bank operating loan	—	—	26,549
JEN Supply debt	—	290	290
Bank operating loan	—	6,140	—
Long-term debt	—	6,430	290

In July of 2011, the Company renewed its $60.0 million revolving term credit facility that matures in July 2014. Borrowings under the credit facility bear interest based on floating interest rates and are secured by a general security agreement covering all assets of the Company. The maximum amount available under the credit facility is subject to a borrowing base formula applied to accounts receivable and inventories. The credit facility requires that the Company maintains the ratio of its debt to debt plus equity at less than 40%. As at December 31, 2011 this ratio was nil (2010 – 4%). The Company must also maintain coverage of its net operating cash flow as defined in the credit facility agreement, over interest expense for the trailing twelve month period, at greater than 1.25 times. As at December 31, 2011, this ratio was 34.5 times (2010 – 14.1 times). The credit facility contains certain other covenants, with which the Company is in compliance and has been for the comparative periods. As at December 31, 2011, the Company had borrowed nil and had available undrawn borrowing capacity of $60.0 million under the credit facility. In management’s opinion, the Company’s available borrowing capacity under its credit facility and ongoing cash flow from operations, are sufficient to resource its ongoing obligations.

The JEN Supply note payable is unsecured and bears interest at the floating Canadian bank prime rate and is repayable in November 2012.

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2011 ANNUAL REPORT

15. CAPITAL MANAGEMENT

The Company’s primary source of capital is its shareholders’ equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million revolving bank term loan facility maturing in July 2014 (see Note 14) which is used to finance its net working capital and general corporate requirements. The Company’s objective is to maintain adequate capital resources to sustain current operations including meeting seasonal demands of the business and the economic cycle. The Company’s capital is summarised as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
Shareholders’ equity	165,099	150,536	142,627
Long-term debt / Bank operating loan	—	6,430	26,839
Net working capital	116,850	125,702	136,583

Net working capital is defined as current assets less cash and cash equivalents, accounts payable and accrued liabilities, current taxes payable, note payable and other current liabilities.

16. COMMITMENTS AND CONTINGENCIES a) The following table outlines the Company’s contractual obligations for debt, lease and related obligations, having initial terms in excess of one year. Obligations due over the next five years and thereafter are as follows:
	Note Payable	Operating lease
Period Due	(Note 14 )	commitments	Total
2012	290	6,120	6,410
2013	—	5,772	5,772
2014	—	5,229	5,229
2015	—	4,545	4,545
2016	—	4,216	4,216
thereafter	—	18,037	18,037
	290	43,919	44,209

b) The Company is involved in various lawsuits, and has contractual performance and product warranty obligations, the losses from which, if any, are not anticipated to be material to the consolidated financial statements.

17. RELATED PARTY TRANSACTIONS

Schlumberger owns approximately 56% of the Company’s outstanding shares. The Company is the exclusive distributor in Canada of downhole pump production equipment manufactured by Wilson Supply, a division of Schlumberger. Purchases of such equipment conducted in the normal course on commercial terms were as follows:
For the year ended December 31	2011	2010
Cost of sales for the year ended	10,896	8,212
Inventory	5,302	3,544
Accounts payable and accrued liabilities	1,830	1,457
Accounts receivable	77	—

74	CE FRANKLIN LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. CAPITAL STOCK a) The Company has authorized an unlimited number of common shares with no par value. As at December 31, 2011, the Company had 17.4 million common shares, 0.7 million stock options and 0.6 million share units outstanding.

b) The Board of Directors may grant options to purchase common shares to substantially all employees, officers and directors and to persons or corporations who provide management or consulting services to the Company. The exercise period and the vesting schedule after the grant date are not to exceed 10 years.

Option activity was as follows:
	December 31, 2011		December 31, 2010
	Weighted average Number of Options (000’s)	Weighted average exercise price per share	Number of Options (000’s)	exercise price per share
Outstanding - January 1	1,073	6.01	1,195	5.95
Exercised	(196)	4.31	(86)	4.57
Forfeited / Expired	(132)	9.68	(36)	7.68
Outstanding - end of period	745	5.80	1,073	6.01

Exercisable - end of period	734	5.79	897	5.67

A summary of stock options outstanding at December 31, 2011, is set out below:
	Outstanding stock options (000’s)			Exercisable stock options
Range to exercise price	Weighted Number of Options (000’s)	average remaining contractual life	Weighted average exercise price	Number of Options (000’s)	Weighted average exercise price
$2.70 to $3.50	170	1.62	2.96	170	2.96
$4.60 to $6.50	491	4.83	5.91	480	5.90
$10.30 to $10.90	84	5.09	10.90	84	10.90
	745	4.13	5.80	734	5.79

Stock option compensation expense recorded for the year ended December 31, 2011 was $383,000 (2010 – $723,000) and is included in selling, general and administrative expenses on the consolidated statement of earnings and comprehensive income. No options were granted during the year ended December 31, 2011 or the year ended December 31, 2010. Options vest one third or one fourth per year from the date of grant.

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2011 ANNUAL REPORT

Prior to the fourth quarter of 2010, the Company’s stock option plan included a cash settlement mechanism. During the fourth quarter of 2010, the Company discontinued the settlement of stock option obligations with cash payments in favour of issuing shares from treasury. At the time of this plan modification, the current liability of $2,075,000 was transferred to contributed surplus on the Company’s consolidated statement of financial position. Stock options were revalued at each period end using the Black Scholes pricing model, with the following assumptions being used for at the time of discontinuation:
2010
Dividend yield	Nil
Risk-free interest rate	3.48%
Expected life	5 years
Expected volatility	63.2%

Note: Expected volatility is based on historical volatility.

c) Share Unit Plans

The Company has Restricted Share Unit (“RSU”), Performance Share Unit (“PSU”) and Deferred Share Unit (“DSU”) plans (collectively the “Share Unit Plans”), where by RSUs, PSUs and DSUs are granted entitling the participant, at the Company’s option, to receive either a common share or cash equivalent in exchange for a vested unit. For the PSU plan, the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant. The multiplier within the plan ranges from 0% - 200% dependent on performance. For 2011, the PSU performance adjustment was a positive increase of 5% from target, resulting in a 4,000 unit adjustment ($16,000). For 2010, the PSU performance adjustment was a reduction of 58% from target, resulting in a 77,000 unit adjustment ($284,000). RSU and PSU grants vest one third per year over the three year period following the date of the grant. DSUs vest on the date of grant, and can only be redeemed when the Director resigns from the Board. Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to contributed surplus. The contributed surplus balance is reduced as the vested units are exchanged for either common shares or cash. During the year ended December 31, 2011 and 2010, the fair value of the RSU, PSU and DSU units granted was $2,249,000 (2010 - $1,497,000) and $1,440,000 of compensation expense was recorded (2010 - $1,268,000).

Share Unit Plan activity for the periods ended December 31, 2011, and December 31, 2010 was as follows:

	December 31, 2011				December 31, 2010
(000’s)	Number of Units				Number of Units
	RSU	PSU	DSU	Total	RSU	PSU	DSU	Total
Outstanding at January 1	273	97	80	450	223	53	98	374
Granted	130	117	22	269	145	132	31	308
Performance adjustments	–	4	–	4	–	(77)	–	(77)
Exercised	(34)	(12)	–	(46)	(82)	(7)	(49)	(138)
Forfeited	(62)	(44)	–	(106)	(13)	(4)	–	(17)
Outstanding at end of period	307	162	102	571	273	97	80	450
Exercisable at end of period	93	33	102	228	30	10	80	120

The Company has established an independent trust to purchase common shares of the Company on the open-market to satisfy Share Unit Plan obligations. The Company’s intention is to settle all share based obligations with shares delivered from the trust. The trust is considered to be a special interest entity and is consolidated in the Company’s financial statements with the cost of the shares held in trust reported as a reduction to capital stock. For the year ended December 31, 2011, 175,000 common shares were purchased by the trust (2010 – 204,300) at an average cost of $8.85 per share (2010 - $6.91 per share). As at December 31, 2011, the trust held 579,951 shares (2010 – 450,732).

76	CE FRANKLIN LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d) Normal Course Issuer Bid

On December 21, 2010, the Company announced a NCIB to purchase for cancellation up to 850,000 common shares representing approximately 5% of its outstanding common shares. During the year ended December 31, 2011, the company purchased 3,102 shares at an average cost of $7.56 (2010: 61,769 shares purchased at an average cost of $6.62).

On December 20, 2011, the Company announced the renewal of the NCIB effective January 3, 2012, to purchase up to 850,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2012.

19. EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

Dilutive

Diluted earnings per share are calculated using the treasury stock method, as if RSUs, PSUs, DSUs and stock options were exercised at the beginning of the year and funds received were used to purchase the Company’s common shares on the open market at the average price for the year.

	December 31	December 31
	2011	2010
Total Comprehensive income attributable to shareholders	14,311	5,911
Weighted average number of common shares issued (000’s)	17,501	17,499
Adjustments for:
Stock options	263	194
Share Units	424	307
Weighted average number of ordinary shares for dilutive	18,188	18,000
Net earnings per share: Basic	0.82	0.34
Net earnings per share: Diluted	0.79	0.33

20. FINANCIAL INSTRUMENTS

a) Fair values

The Company’s financial instruments recognized on the consolidated statements of financial position consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and note payable. The fair values of these financial instruments approximate their carrying amounts due to their short-term maturity.

b) Credit Risk is described in Note 8. c) Market Risk and Risk Management

The Company’s long-term debt bears interest based on floating interest rates. As a result the Company is exposed to market risk from changes in the Canadian prime interest rate which can impact its borrowing costs. Based on the Company’s borrowing levels as at December 31, 2011, a change of one percent in interest rates would decrease or increase the Company’s annual net income by nil.

CE FRANKLIN LTD.	77

2011 ANNUAL REPORT

From time to time the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future commitments. The Company is exposed to possible losses in the event of non-performance by counterparties. The Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. The Company’s foreign exchange risk arises principally from the settlement of United States dollar dominated net working capital balances as a result of product purchases denominated in United States dollars. As at December 31, 2011, the Company had contracted to purchase US$18.3 million at fixed exchange rates with terms not exceeding five months (2010 - $6.5 million). The fair market values of the contracts were $0.2 million at December 31, 2011 and nominal at December 31, 2010. The Company recorded on these contracts an unrealized gain of $0.2 million for the year ended December 31, 2011 which has been recorded in foreign exchange (gain) loss. As at December 31, 2011, a one percent change in the Canadian dollar relative to the US dollar would decrease or increase the Company’s annual net income by $0.2 million.

21. SELLING, GENERAL AND ADMINISTRATIVE (“SG&A”) COSTS

Selling, general and administrative costs for the year ended December 31, 2011 are as follows:

	2011		2010
	$	%	$	%
Salaries and benefits	41,085	60%	36,287	59%
Selling costs	6,495	9%	6,558	10%
Facility and office costs	15,063	22%	13,392	21%
Other	6,072	9%	6,317	10%
SG&A costs	68,715	100%	62,554	100%

Included in salaries and benefits are the Company’s contributions to employee Registered Retired Savings Plans (“RRSP”). The Company matches employee contributions based on employee salaries to a maximum of 6% (6% in 2010) and the amount deductible under the Income Tax Act to employees RRSPs. Contributions incurred and paid during the year ended December 31, 2011 were $844,000 (2010 – $765,000).

The remuneration of the key management personnel of the Company, which includes both directors and other officers, is set out below in aggregate:

	December 31,	December 31,
	2011	2010
Salaries and short-term employee benefits	1,717	1,545
Share based payments	1,225	1,444
	2,942	2,989

78	CE FRANKLIN LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. ECONOMIC DEPENDENCY

For the years ended December 31, 2011 and 2010, there were no customers that comprised more than 10% of revenues. In respect to the Company’s purchases, no one supplier provides more than 10% of product purchases for the year ended December 31, 2011. In 2010, 10% of product purchases were from one supplier.

23. SEGMENT REPORTING

The Company distributes oilfield products principally through its network of 39 branches primarily located in western Canada servicing mainly to oil and gas industry customers. Accordingly, the Company has determined that it operates through a single operating segment and geographic jurisdiction.

CE FRANKLIN LTD.	79
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2011 ANNUAL REPORT

FIVE YEARS OF FINANCIAL DATA
(millions of Cdn $, except statistics and per share amounts)	2011	2010	2009 (2)	2008 (2)	2007 (2)
Revenue	546.4	489.6	437.0	547.4	466.3
Gross profit	90.7	75.0	76.6	107.7	84.6
% of Sales	16.6	15.3%	17.5%	19.7%	18.1%
Other expenses
Selling, general & administrative	68.7	62.6	64.2	71.6	58.1
Amortization	2.5	2.5	2.4	2.8
Interest expense	0.5	0.7	0.9	1.0	2.0
Other (income)/expense	(0.1)	0.1	0.2	0.8
Total other expenses	71.2	65.7	67.7	75.2	63.7
Income before income taxes	19.7	9.3	8.9	32.4	20.9
Income tax expense	5.4	3.4	2.6	10.7	7.3
Net income	14.3	5.9	6.3	21.7	13.6
% of Sales	2.6%	1.2%	1.4%	4.0%	2.9%
Net income per share
Basic	0.82	0.34	0.36	1.19	0.74
Diluted	0.79	0.33	0.35	1.17	0.72
EBITDA (1)	22.6	12.5	12.4	35.8	25.7
% of Sales	4.1%	2.5%	2.8%	6.5%	5.5%
Current assets	228.2	189.4	175.1	229.5	179.5
Total assets	260.7	220.7	208.0	261.4	208.7
Net working capital
Current assets less trade accounts payable and accrued liabilities	116.9	125.7	136.6	142.8	134.7
Total debt
Bank operating loan + long-term debt	—	6.4	26.8	35.5	45.7
Shareholders’ equity	165.1	150.5	142.6	139.3	118.2
Total debt to equity
Total debt / total debt plus equity	0.2%	4.0%	15.8%	20.3%	27.9%
Return on equity
Net income / average equity	8.7%	3.9%	4.4%	16.9%	12.3%

(1) See Management’s Discussion and Analysis on page 32 for a detailed description of EBITDA, a non GAAP measure.
(2) Prepared using Canadian GAAP.

80	CE FRANKLIN LTD.

CORPORATE INFORMATION

DIRECTORS	HEAD OFFICE
Robert McClinton (1) (3)	1800, 635 8 Ave SW
Chairman and Director	Calgary, Alberta, Canada T2P 3M3
(1) (2)	phone: 403-531-5600
Michael J.C. Hogan
toll free: 1-800-345-2858
Director
www.cefranklin.com
John J. Kennedy (2) (4)
Director	STOCK EXCHANGE LISTINGS
Dharmesh Prasad (1) (4)	CE Franklin is listed on the Toronto Stock
Director	Exchange under the trading symbol CFT, and
on NASDAQ under the trading symbol CFK.
Bradley J. Thomson (2) (3)
Director	TRANSFER AGENT
Keith S. Turnbull (3) (4)	Computershare Trust Company of Canada
Director	600, 530 – 8th Avenue S.W.
Calgary, Alberta, T2P 3S8
Michael S. West
Computershare Trust Company of New York
Director
New York, New York
(1) Member of the Corporate Governance and
Nominating Committee	SHAREHOLDER INQUIRIES
(2) Member of the Compensation Committee	Computershare Trust Company of Canada
(3) Member of the Audit Committee	600, 530 - 8th Avenue S.W.
(4) Member of the Quality, Health, Safety and	Calgary, Alberta, T2P 3S8
Environment Committee	1-800-332-0095

LEADERSHIP TEAM	INVESTOR RELATIONS
Michael S. West	Investors seeking information about CE Franklin,
President and Chief Executive Officer	including copies of our annual and interim reports
or recent news releases contact:
Derren J. Newell
Vice President and Chief Financial Officer	Cheryl Bourget
phone: 403-531-5604
Merv G. Day
toll free: 1-800-345-2858
Senior Vice President, Business Development
email: investor@cefranklin.com
James E. Baumgartner
Vice President, Commercial Strategies	ANNUAL MEETING OF SHAREHOLDERS
CE Franklin’s 2012 Annual Meeting of Shareholders
Ronald L. Koper
will be held at the principal office of the
Vice President, Business Effectiveness
Corporation at 1800, 635 – 8th Avenue SW, Calgary,
Timothy M. Ritchie	Alberta on Thursday, April 26, 2012 at 2:30 pm
Vice President, Strategic Execution	Mountain time. Shareholders and other interested
Barry C. Schellenberg	parties are invited to attend.
Vice President, Supply Chain
Roderick H. Tatham
Vice President, Operations

Designed and produced by Rhino Corporate Communications Inc., Project coordination by Cheryl Bourget, Writing by Baerg Communications, Photography by Brian Harder.

CE FRANKLIN LTD. ▲ 2011 ANNUAL REPORT

CE FRANKLIN LTD.

www.cefranklin.com